SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                               For May 22, 2003




                               CHILESAT CORP S.A.
                          (formerly Telex-Chile S.A.)
                (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---

                       CHILESAT CORP S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K



             TABLE OF CONTENTS

             1. A free English translation of the Company's consolidated financial statements as of March 31, 2003 prepared in accordance with Chilean generally accepted accounting principles.

           Consolidated Financial Statements

           CHILESAT CORP S.A  AND SUBSIDIARIES

           Santiago, Chile
           March 31, 2003 and 2002

                       Consolidated Financial Statements

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                            March 31, 2003 and 2002


                                   Contents

Financial Statements

Consolidated Balance Sheets.............................................   2
Consolidated Statements of Income.......................................   4
Consolidated Statements of Cash Flows...................................   5
Notes to the Consolidated Financial Statements..........................   7


Ch.$       -      Chilean pesos
Th.Ch.$    -      Thousands of Chilean pesos
Th.US$     -      Thousands of United States dollars
UF         -      Unidades de Fomento (Chilean government inflation-indexed
                  monetary units)

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                          Consolidated Balance Sheets

                                                                                     As of March 31,
                                                                                2003                     2002
                                                                                ----                     ----
ASSETS                                                                         Th.Ch.$                  Th.Ch.$

CURRENT ASSETS

   Cash                                                                        430,163                 218,599
   Time deposits                                                             4,958,082                 138,576
   Marketable securities (net)                                                 769,977               2,685,365
   Accounts receivable                                                       6,210,417               5,892,396
   Notes receivable (net)                                                      410,684                 167,493
   Sundry debtors                                                            1,372,790               1,559,425
   Notes and accounts receivable from related companies                        162,865               2,343,123
   Recoverable taxes                                                           804,517                 704,710
   Prepaid expenses                                                          1,452,765                 609,532
   Other current assets                                                      1,770,057                 134,181
                                                                          ------------            ------------

   Total current assets                                                     18,342,317              14,453,400
                                                                          ------------            ------------

PROPERTY, PLANT AND EQUIPMENT

   Land                                                                        414,487                 585,861
   Buildings and infrastructure                                             48,722,401              48,162,720
   Machinery and equipment                                                  60,919,452              57,262,472
   Other fixed assets                                                       24,875,531              25,192,890
   Less: Accumulated depreciation                                          (64,175,406             (53,022,314)
                                                                          ------------            ------------

   Total fixed assets (net)                                                 70,756,465              78,181,629
                                                                          ------------            ------------

OTHER ASSETS
   Investments in related companies                                                  -                      71
   Investments in other companies                                                  302                     303
   Goodwill                                                                    453,895                 137,305
   Notes and accounts receivable from related companies, long-term           1,233,811                 661,858
   Other                                                                       256,263                 119,677
                                                                          ------------            ------------

   Total other assets                                                        1,944,271                 919,214
                                                                          ------------            ------------

   Total Assets                                                             91,043,053              93,554,243
                                                                          ============            ============

The accompanying notes No. 1 to 29 form an integral part of these consolidated financial statements.


                      CHILESAT CORP S.A. AND SUBSIDIARIES

                          Consolidated Balance Sheets

..                                                                                     As of   March 31,
  LIABILITIES, DEFERRED REVENUES AND SHAREHOLDERS' EQUITY                      2003                   2002
                                                                               ----                   ----
                                                                              Th.Ch.$               Th.Ch.$

 CURRENT LIABILITIES

   Due to bank and financial institutions, short-term                            3,132                 26,965
   Current portion of long-term Bank and financial institutions debt           773,475             83,011,754
   Long-term obligations with maturities within one period                   5,780,105              7,146,278
   Accounts payable                                                         13,679,942             12,763,803
   Notes payable                                                               396,655                 71,924
   Sundry creditors                                                            497,282                442,681
   Notes and accounts payable to related companies                              33,733                 50,132
   Accrued liabilities                                                       2,575,844              2,559,545
   Withholdings                                                                271,491                455,625
   Income taxes                                                                  3,188                 13,499
   Deferred revenues                                                         1,340,727              1,104,186
   Other current liabilities                                                         -                 13,170
                                                                         --------------         -------------

   Total current liabilities                                                25,355,574            107,659,562
                                                                         --------------         -------------

  LONG-TERM LIABILITIES
   Due to banks and financial institutions                                  15,247,433                352,689
   Long-term notes payable                                                   8,942,347             12,281,928
   Accrued liabilities                                                         524,768              1,612,295
   Other long-term liabilities                                               4,855,366              5,316,491
                                                                         --------------         -------------

   Total long-term liabilities                                              29,569,914             19,563,403
                                                                         --------------         -------------

  MINORITY INTEREST                                                            132,103                208,087
                                                                         --------------         -------------

  SHAREHOLDERS' EQUITY
   Paid-in capital                                                         186,724,203            104,996,999
   Reserve for capital reappraisal                                             933,621               (419,988)
   Share premium account                                                     1,019,633              1,018,351
   Other reserves                                                           (4,607,270)            (4,474,368)
   Reserve for future dividends                                                      -              8,201,582
   Accumulated deficit                                                    (144,561,571)          (136,751,773)
   Net loss for the period                                                  (3,494,068)            (4,173,418)
   Accumulated deficit from subsidiaries in development stage                  (29,086)            (2,274,194)
                                                                         --------------         -------------

   Total shareholders' equity                                                35,985,462           (33,876,809)
                                                                         --------------         -------------
   TOTAL LIABILITIES, DEFERRED REVENUES AND
      SHAREHOLDERS' EQUITY                                                   91,043,053            93,554,243
                                                                         ==============         =============

The accompanying notes No. 1 to 29 form an integral part of these consolidated financial statements.

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                       Consolidated Statements of Income

                                                                                   For the periods ended
                                                                                At January 1 and March 31,
                                                                                  2003                   2002
                                                                                  ----                   ----
                                                                                 Th.Ch.$                Th.Ch.$
  OPERATING LOSS

     Net sales                                                               11,827,460            10,420,565
     Cost of sales                                                           (9,167,083)           (7,660,194)
                                                                         --------------         -------------

     Operating margin                                                         2,660,377             2,760,371
     Administrative and selling expenses                                     (5,080,978)           (4,206,644)
                                                                         --------------         -------------

Operating loss                                                               (2,420,601)           (1,446,273)
                                                                         --------------         -------------


 NON-OPERATING LOSS

    Financial income                                                            129,520               184,401
    Other non-operating income                                                  239,026               140,086
    Loss on investments in related companies                                          -              (134,519)
    Amortization of goodwill                                                     (7,867)               (3,484)
    Financial expense                                                          (490,788)           (2,339,664)
    Other non-operating expenses                                               (867,734)              (81,729)
    Price-level restatement                                                     (46,480)               18,180
    Exchange differences                                                        (91,079)             (506,793)
                                                                         --------------         -------------

Non-operating loss                                                           (1,135,402)           (2,723,522)
                                                                         --------------         -------------

Loss before income taxes                                                     (3,556,003)           (4,169,795)
     Income taxes                                                                (1,994)               (2,938)
                                                                         --------------         -------------

Consolidated loss                                                            (3,557,997)           (4,172,733)
     Minority interest                                                           63,929                  (685)
                                                                         --------------         -------------

Net loss for the period                                                      (3,494,068)           (4,173,418)
                                                                         ==============         =============


The accompanying notes No. 1 to 29 form an integral part of these consolidated financial statements.

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows

                                                                                   For the periods ended
                                                                                         March 31,
                                                                                  2003                   2002
                                                                                  ----                   ----
                                                                                 Th.Ch.$                Th.Ch.$

CASH FLOWS FROM OPERATING ACTIVITIES

Collection of account receivable                                             11,592,435            10,413,514
Interest received                                                                25,174                57,509
Dividends and Other perceived Allotments                                         36,971                54,895
Payment to suppliers and personnel                                          (11,727,938)           (8,959,269)
Interest paid                                                                   (19,731)              (15,504)
Income taxes paid                                                                (5,574)               (3,318)
Other expenses paid                                                            (518,408)             (243,907)
Added value tax and other similar payments                                     (449,445)             (706,398)
                                                                         --------------         -------------

   Net cash provided by operating activities                                 (1,066,516)              597,522
                                                                         --------------         -------------

CASH FLOWS FROM FINANCING ACTIVITIES

Obtaining of loans                                                           11,166,834                     -
Payment of loans                                                                 (4,496)               (1,004)
Other financing Payments.                                                       (17,315)                    -
                                                                         --------------         -------------

   Net cash provided (used) in financial activities                          11,145,023                (1,004)
                                                                         --------------         -------------

CASH FLOWS FROM INVESTING ACTIVITIES

Sales of property, plant and equipment                                           30,740                     -
Collections of loans from related companies                                           -               164,286
Other investing receipts                                                         10,885                20,543
Acquisitions of property, plant and equipment                                (3,540,528)           (1,463,547)
Other investing receipts                                                       (116,726)              (95,237)
                                                                         --------------         -------------

   Net cash provided by (used in) investing activities                       (3,615,629)           (1,373,955)
                                                                         --------------         -------------

Net cash                                                                      6,462,878              (777,437)

Effect of inflation on cash and cash equivalents                                (77,263)               15,444
                                                                         --------------         -------------

Net change in cash and cash equivalents                                       6,385,615              (761,993)

Cash and cash equivalents at beginning of period                              1,300,942             3,833,868
                                                                         --------------         -------------

Cash and cash equivalents at end of period                                    7,686,557             3,071,875
                                                                         ==============         =============

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows
                                                                                          March 31,
                                                                                  2003                  2002
                                                                                  ----                  ----
                                                                                Th.Ch.$                Th.Ch.$

RECONCILIATION OF CASH PROVIDED BY
OPERATING ACTIVITIES AND NET LOSS
FOR THE PERIOD

   Net loss for the period                                                  (3,494,068)              (4,173,418)

   Results on sales of assets:

   Loss on sale of property, plant and equipment                                 29,163                     (13)


Charges (credits) to income that do not represent cash flows:

   Depreciation for the period                                                2,817,656                3,072,265
   Amortization of intangible assets                                              1,996                    1,901
   Write-offs and provisions                                                    390,807                  483,673
   Accrued loss on investments in
   Related companies                                                                  -                  134,519
   Amortization of goodwill                                                       7,867                    3,484
   Net price-level restatement                                                   46,480                  (18,180)
   Exchange differences                                                          91,079                  506,793
   Other non-cash credits to income                                                   -                 (261,381)
   Other non-cash charges to income                                               8,832                      562

Changes in assets that affect Cash flow:

   Increase in accounts receivable                                           (3,397,917)              (2,740,544)
   (Increase) Decrease  in other assets                                        (618,410)                  90,358

Changes in liabilities that affect Cash flow:

   Increase  in accounts payable
         related to operations                                                2,957,029                1,307,240
   Increase in interest payable                                                 469,441                2,330,662
   (Decrease) Increase in income taxes payable                                    1,488                    2,514
   Increase in other accounts payable
     not related to operations                                                   15,768                 (162,873)
   Net decrease in Value Added Taxes and
     other similar payments                                                    (329,798)                  19,275
   Loss (Gain) attributable to minority interest                                (63,929)                     685

                                                                       ----------------            -------------

   NET CASH PROVIDED BY OPERATING ACTIVITIES                                 (1,066,516)                 597,522
                                                                       ================            =============

The accompanying notes No. 1 to 29 form an integral part of these consolidated financial statements.


                      CHILESAT CORP S.A. AND SUBSIDIARIES

                Notes to the Consolidated Financial Statements

                          At March 31, 2003 and 2002


Note 1 - Registration in the Securities Register

The Parent company is registered in the Securities Register under No. 0350 and is subject to the regulatory authority of the Chilean Superintendency of Securities and Insurance.

The subsidiary Chilesat S.A. is registered in the Securities Register under No. 0487 and is subject to the regulatory authority of the Chilean Superintendency of Securities and Insurance.

At Extraordinary General Shareholders Meeting held on December 23, 2002 it was agreed to change the name of the Telex-Chile S.A. to Chilesat Corp S.A.


Note 2 - Accounting Criterion Applied

a)   Period covered

     The accompanying consolidated financial statements cover the period between January 1 to March 31, 2003, with comparative figures for the same period of prior period.

b)   Basis of preparation

     These consolidated financial statements have been prepared in accordance with accounting principles generally accepted issued by the Chilean Association of Accountants and the specific accounting regulations of the Chilean Superintendency of Securities. In case of discrepancies, those regulations issued by the Chilean Superintendency of Securities will supersede.

c)   Basis of presentation

     For comparison purposes, the figures relating to 2002 were restated by the change in the CPI for the period amounting to 3.8%.

d)   Basis of consolidation

     These consolidated financial statements include the assets, liabilities, results and cash flows of the Parent Company and subsidiaries. The amounts and effects of transactions performed between the consolidated companies have been eliminated and the ownership of minority investors have been recognized and presented as minority interest. The subsidiary companies included in the consolidation are detailed as follows:


    -----------------------------------------------------------------------------------------------------------
      Tax identification  Company                                           Ownership percentage
      No.                                                     -------------------------------------------------
                                                                                2003                    2002
                                                              -------------------------------------  ----------
                                                                  Direct      Indirect     Total        Total
    -----------------------------------------------------------------------------------------------  ----------
      88.381.200-K      Chilesat S.A.                               99.9900           -    99.9900      99.9900
      95.714.000-9      Chilesat Servicios Empresariales S.A.       99.9900           -    99.9900      99.9900
      96.628.790-K      Texcom S.A.                                 98.4432           -    98.4432      98.4432
      Panama            Landana Properties Inc.                    100.0000           -   100.0000     100.0000
      Cayman Island     Telex Chile Overseas Ltd.                  100.0000           -   100.0000     100.0000
      96.756.140-1      Telsys S.A.                                 99.9997      0.0003   100.0000     100.0000
      96.928.370-0      Net-Chile S.A.                              99.0000      1.0000   100.0000     100.0000
    -----------------------------------------------------------------------------------------------------------

     As of March 31, 2003 and 2002 the consolidated financial statements consider the assets and liabilities of Texcom S.A.'s foreign subsidiaries:

     ---------------------------------------------------------------------------------------------------------
     Tax identification  Company                                           Ownership percentage
     No.                                                     -------------------------------------------------
                                                                               2003                    2002
                                                             -------------------------------------  ----------
                                                                 Direct      Indirect     Total        Total
     ---------------------------------------------------------------------------------------------------------
     USA               Alliston Properties Inc.                     -         98.4432     98.4432      98.4432
     Panama            Kroll S.A.                                   -         98.4432     98.4432      98.4432
     USA               Telecom. Investments Joint Venture           -         88.5989     88.5989      88.5989
     USA               NACS Communications Inc.                     -         88.5989     88.5989      88.5989
     Peru              Perusat S.A.                                 -         93.6687     93.6687      93.6687
     -----------------------------------------------------------------------------------------------------------

     At March 31, 2003 and 2002 the consolidated financial statements consider the assets and passive of the following subsidiaries of the company Telsys Corp.

    -----------------------------------------------------------------------------------------------------------
      Tax identification  Company                                           Ownership percentage
      No.                                                     -------------------------------------------------
                                                                                2003                    2002
                                                              -------------------------------------  ----------
                                                                  Direct      Indirect     Total        Total
    -----------------------------------------------------------------------------------------------  ----------
      96.969.270-8      Inversiones Proventus S.A.                55.000         -        55.000         -
      96.937.100-6      Gestion Integral de Clientes S.A.         0.0100      54.9900     55.000         -
    -----------------------------------------------------------------------------------------------------------

     Additional information:

     Chilesat S.A:

     On January 6, 2003 Chilesat Corp S.A. made an increase in capital in Chilesat S.A. amounting to Th$ 43,440,234 equivalent to 246,427,469 shares, through a credit capitalization against the latter.


     Inversiones Proventus S.A.

     On September 14, 2002, Telsys S.A. acquired 55% of the shares of Inversiones Proventus S.A. in Th$ 502,721 (historical value), equivalent to 55,000 shares subscribed and paid-up integrally by Telsys S.A., generating alower alue of Th$ 290,807.


     Gestion Integral de Clientes S.A.

     On September 14, 2002, Telsys S.A. acquired 0.01% of the shares of Gestion Integral de Clientes S.A. in Th$ 91 (historical value), equivalent to 1 share that was integrally paid by Telsys S.A., generating a lower value of Th$ 59.

e)   Price-level restatement

     These consolidated financial statements have been restated in accordance with price-level restatement regulations in accordance with accounting principles generally accepted in Chile ("Chilean GAAP"), in order to show the effect of the variation in the purchasing power of the Chilean peso. The accumulated variations in the CPI for the years ended March 31, 2003 and 2002 were 0.5% and -0.4%, respectively.

f)   Basis of conversion

     US dollar assets and liabilities, and those expressed in Unidades de Fomento have been translated into Chilean pesos using the following period-end rates:

                                               Ch.$ per unit
                                           2003            2002
                                           ----            ----

      Unidad de fomento                  16,783.60      16,097.66
      U.S. Dollar                           731.56         655.90

g)    Time deposits

     Investments in time deposits are stated at cost plus restatements and interest accrued through period-end.

h)   Marketable securities

     Under this item several investments valued are presented as follows:

     - Shares: At the lower of restated acquisition cost or market value at each period-end.

     - Mutual funds: At the unit value of the respective mutual fund units.

i)   Allowances for doubtful debts

     The allowance for doubtful accounts is calculated based on the age of the respective accounts receivable or if other factors indicate recovery is doubtful. In addition, an allowance is recorded by the Company based on the historical average default rate.

j)   Other current assets

     These balances include investments in rights or property of movable assets with sellback agreements, valued at cost plus interest at each period-end. The balance also includes time deposits given in guarantee, valued at cost plus accrued interest and adjustments through period-end.

k)   Property, plant and equipment

     Property, plant and equipment are stated at cost plus price-level restatements, and include actual construction and financing costs incurred by the companies until the assets are in a condition to be used, applying the actual average cost of financing.

     Property, plant and equipment maintenance costs, carried out in order to keep the assets operating normally, are expensed in the period incurred.

l)   Depreciation of property, plant and equipment

     Depreciation is calculated by the straight-line method over the estimated remaining useful lives of the assets.

     Depreciation expense in 2003 amounted to Th.Ch.$ 2,817,656 (Th.Ch.$ 3,072,265 in 2002).

m)   Leased assets

     Assets acquired under financial lease contracts are shown at the present value of the contract, calculated by discounting the value of installments and the purchase option at the interest rate implicit in the respective contracts. In addition the respective obligation is presented in short and long-term basis of notes payable net of its deferred interest.

n)   Investments in related companies

     Investments in related companies are accounted for using the equity method of accounting. This requires the Company to recognize their participation in the investee's results on an accrual basis. The Company uses valuation methodology defined in Technical Bulletin No. 64 issued by the Chilean Accountants Association to translate their foreign investments. These investments are controlled in US dollars.

n)   Accumulated deficit from subsidiary in development stage

     In compliance with the instructions of the Superintendency of Securities and Insurance, the costs and liabilities arising from the Company's subsidiary's organization and start-up stage which are not to be assigned to the cost of tangible or intangible assets, are presented as a deduction within each subsidiary's equity.

     The proportionate amount of accumulated deficit from subsidiary in development stage has been recognized based on the investee's financial statements with a charge to the Parent Company's equity.

o)   Investments in other companies

     Investments in other companies are presented at restated acquisition cost.

p)   Goodwill

     Goodwill represents the difference between the acquisition cost of shares of companies and the equity value of these investments at the date of the acquisition. The amortization periods are determined considering such factors as prior period and forecasted financial gains or losses, operating cash flows and other relevant issues, with a maximum amortization period of 20 years.

q)   Income and deferred taxes

     The Company calculates income taxes on the basis of taxable income determined according to current income tax regulations.

     Beginning on January 1, 2000, deferred taxes are recorded in conformity with the provisions of Circular No. 1466 dated January 27, 2000 of the Chilean Superintendency of Securities and Insurance and based on temporary differences between the tax and book values of assets and liabilities, in conformity with Technical Bulletins Nos. 60, 68, 69, 71 and 73 of the Chilean Accountants Association.

     In accordance with these accounting principles, future realization of tax benefits arising from deductible temporary differences or tax losses depends on the existence of sufficient taxable income in the future. During 2002, the Parent Company and its subsidiaries restructured their commercial operations, however they are still generating tax losses and are redefining the future planning strategy. Due to this and in accordance with Technical Bulletin No. 60, the Parent Company and its subsidiaries have recorded a valuation allowance equivalent to 100% of possible taxable benefits arising from temporary differences and tax loss carry forwards.

r)   Severance indemnities

     The Parent company and its subsidiaries have not contracted with their personnel the payment of indemnities for periods of service. Amounts actually paid are charged to income as incurred.

s)   Revenue recognition

     The Parent company and its subsidiaries recognize revenues when services are rendered. The value of services rendered and not billed is included in other current assets.

     Prepaid calling cards

     Revenue from the sale of prepaid calling cards is recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities (see Note 17).

t)   Accounting for long-distance traffic

     International long-distance:

     Subscriber revenues

     Revenues from subscribers for international telephone services are recognized on an accrual basis. Unbilled services are included in other accounts receivable.

     Trade of international traffic

     The subsidiary Chilesat S.A. has signed operating agreements with foreign correspondents setting the conditions under which long-distance traffic is both delivered and received. Under these agreements, the Parent company is entitled to receive, international traffic from each foreign correspondent in the same proportion in which the Company participates in total international traffic sent to this correspondent from Chile. The net exchange of traffic is collected or paid on the basis of the tariffs established in the respective agreements.

     Domestic long-distance traffic

     Domestic long-distance telephone revenues are recorded on the basis of calls made and measured at the switching centers, considering the tariffs contracted or prevailing for each service. Calls made but not yet billed are included in accounts receivable.

u)   Computer software

     The Parent Company and its subsidiaries operate only with computer software acquired from third parties and its cost is amortized according over their estimated useful lives, considering a maximum period of 4 periods.


v)   Expenditure for research and development

     The Parent Company and its subsidiaries have not incurred costs related to research and development of projects or special studies, otherwise, these costs should be charged to income of the period in which the costs were incurred.


w)   Derivative Contracts

     The Company has forward contracts for the purchase of foreign currency. These have been defined as hedges for existing items and have been purchased and designated as hedge instruments against the variation in the exchange rate. Only the net difference between the change in the value of the hedged instrument and the value of the forward are recorded in the balance sheet, in accordance with Technical Bulletin No. 57 issued by the Chilean Accountants Association.

x)   Statement of cash flows

     For purposes of preparation of the statement of cash flows, and in accordance with Technical Bulletin No. 50 issued by the Chilean Institute of Accountants, the Parent company and its subsidiaries consider as cash equivalents all investments which are made as part of normal cash management activities.

     Cash flows provided by operating activities included all cash flows related to the Parent company and its subsidiaries' operations, including interest paid and financial income. It should be noted that the concept of operations applied in the preparation of this statement is broader than that used in the statement of income.

Note 3 - Changes in accounting principles

There were no changes in the accounting principles used during 2003 as compared to the period that could significantly affect the interpretation of these consolidated financial statements.


Note 4 - Marketable Securities

Marketable securities at each period-end were as follows:

                                                       Book Value
 Instruments                                    2003                2002
 -----------                                    ----                ----
                                               Th.Ch.$             Th.Ch.$

 Shares                                          3,665              4,348
 Mutual fund units                             766,312          2,681,127
                                            ----------         ----------
 Total Marketable Securities                   769,977          2,685,365
                                             =========          =========

2003 Mutual fund units:

                                                                 Number of            Unit
Institution                                                        Units              Value             Amount
-----------                                                        -----              -----             ------
                                                                    N(degree)           $               Th.Ch.$

Corp Administradora de Fondos Mutuos                            259,371.65           1,646.47           427,048
Administradora  de Fondos Mutuos Security S.A.                  123,874.88           2,729.59           338,127
Bice Dreyfus Administradora de Fondos Mutuos S.A.                   661.58           1,719.53             1,137
                                                                                                       --------

Total  2003 Mutual Fund Units                                                                           766,312
                                                                                                       ========

Note 5 - Accounts Receivable

The balance in this account at March 31, 2003 and 2002 comprises:

                                                            Currents
--------------------------------------------------------------------------------------------------------------
       ITEM                                           More than 90 days
                                 Up to 90 days        Up to one period     Subtotal     Total Current (net)
                           -----------------------------------------------------------------------------------
                               2003         2002       2003      2002        2003         2003       2002
                               ----         ----       ----      ----        ----         ----       ----
                              Th.Ch.$     Th.Ch.$    Th.Ch.$    Th.Ch.$     Th.Ch.$     Th.Ch.$     Th.Ch.$
--------------------------------------------------------------------------------------------------------------
Accounts receivable       11,217,562   9,427,399   387,930    172,389   11,605,492   6,210,417   5,892,396
Bad debt estimate              -           -          -          -       5,395,075       -           -
Notes receivable           1,962,850   1,808,822    50,202     19,493    2,013,052     410,684     167,493
Bad debt estimate              -           -          -          -       1,602,368       -           -
Sundry debtors             1,357,333   1,549,008    15,457     10,417    1,372,790   1,372,790   1,559,425
Bad debt estimate              -           -          -          -           -           -           -
--------------------------------------------------------------------------------------------------------------


Accounts Receivable:                                    2003                                         2002
                                         ------------------------------              ------------------------------
                                            Th.Ch.$               %                        Th.Ch.$            %
                                         ------------       ----------                 ------------     -----------
Domestic customers (1)                     11,217,562                                     9,427,399
Bad debt estimate                          (5,395,075)                                   (3,707,392)
                                         ------------                                  ------------
Subtotal                                    5,822,487            93.75%                   5,720,007          97.07%

Foreign customers                             387,930                                       172,389
Bad debt estimate                                   -                                             -
                                         ------------                                  ------------
Subtotal                                      387,930             6.25%                     172,389           2.93%
                                         ------------       ----------                 ------------     -----------
Total                                       6,210,417           100.00%                   5,892,396         100.00%
                                         ============       ==========                 ============      ==========

Notes receivable detail:

Checks receivable                             441,773                                       368,720
Unrecoverable notes estimate                 (376,453)                                     (331,126)
                                         ------------                                  ------------
Subtotal                                       65,320            15.90%                      37,594          22.45%

Promissory notes receivable                 1,355,550                                     1,413,922
Unrecoverable notes estimate               (1,181,914)                                   (1,284,023)
                                         ------------                                  ------------
Subtotal                                      173,636            42.28%                     129,899          77.55%

Other notes receivable                        215,729                                        45,673
Unrecoverable notes estimate                  (44,001)                                      (45,673)
                                         ------------                                  ------------
Subtotal                                      171,728            41.82%                           -               -
                                         ------------      -----------                 ------------     -----------
Total                                         410,684           100.00%                     167,493         100.00%
                                         ============       ==========                 ============     ==========
Sundry debtors detail:

 Collection entities                        1,079,121            78.61%                   1,376,482          88.27%
 Advances to suppliers                        162,321            11.82%                      58,184           3.73%
 Other receivables                            131,348             9.57%                     124,759           8.00%
                                         ------------       ----------                ------------     -----------
Total                                       1,372,790           100.00%                   1,559,425         100.00%
                                         ============       ==========                 ============     ==========

(1): These national clients include Th.Ch.$3.039.903 (Th.Ch.$2.924.470 in 2002) corresponding to traffics to bill.

Note 6 - Balances And Transactions With Related Companies

a)      Notes and accounts receivable from and payable to related companies

        At each period-end the accounts receivable from and payable to related companies is as follows:

Notes and Accounts Receivable

-----------------------------------------------------------------------------------------------------------------------
Tax identification
       No.                      Company                                   Short-term                  Long-Term
-----------------------------------------------------------------------------------------------------------------------
                                                                2003            2002          2003            2002
                                                               Th.Ch.$         Th.Ch.$       Th.Ch.$         Th.Ch.$
-----------------------------------------------------------------------------------------------------------------------
  Colombia        Colomsat S.A.                               162,865        1,095,360      1,144,735          -
  96.756.430-3    Chilexpress S.A.                                -            863,521           -           311,205
  U.S.A.          Melbourne  International  Communications
                    Ltd.                                          -            109,309           -              -
  95.017.000-K    Telecomunicaciones de Chile S.A.                -            274,925           -           267,754
  96.928.370-0    Net-Chile S.A.                                  -                  8           -              -
  96.819.710-K    Texcom Chile S.A.                               -               -            89,076         82,899
-----------------------------------------------------------------------------------------------------------------------

   Total                                                      162,865        2,343,123      1,233,811        661,858
-----------------------------------------------------------------------------------------------------------------------

Notes and Accounts Payable

-----------------------------------------------------------------------------------------------------------------------
Tax identification
       No.                      Company                                   Short-term                  Long-Term
-----------------------------------------------------------------------------------------------------------------------
                                                                2003            2002          2003            2002
                                                               Th.Ch.$         Th.Ch.$       Th.Ch.$         Th.Ch.$
-----------------------------------------------------------------------------------------------------------------------
Venezuela         Texcom Telecomunicaciones C.A.                     -             50,132           -             -
U.S.A.            Melbourne International Communications
                    Ltd.                                          27,998             -              -             -
77.180.410-1      Inversiones Dona Candelaria Cia. Ltda.           5,735             -              -             -
-----------------------------------------------------------------------------------------------------------------------

  Total                                                           33,733           50,132           -             -
-----------------------------------------------------------------------------------------------------------------------

     Concepts and terms: 2003

     Colomsat S.A.
     -------------
     Concept: Correspondent recurrent services.
     Terms: The services rendered until October 24, 2001 were converted to Risk Bonds, in accordance with Colombian Law 550. The account receivable as of December 31, 2001 was fully reserved, therefore the presented balance corresponds to the borrowed services from January 2002 until March 2003, which according to the referred law 550 have payment preference.

     Melbourne International Communications Ltd.
     -------------------------------------------
     Concept: Correspondent recurrent services.
     Terms: Services exigible in the short term.

     Texcom Chile S.A.
     -----------------
     Concept: Sale of equipment.
     Terms: Its collection is related to the asset realization.

     Inversiones Dona Candelaria Cia Limitada.
     -----------------------------------------
     Concept: transfer to current account.
     Terms: Exigible in short term basis.

b)   Transactions with related parties

     During the periods ended at March 31, 2003 and 2002, the Parent Company and its subsidiaries performed the following significant transactions with related parties, under market normal conditions:

----------------------------------------------------------------------------------------------------------------------------------
                                                                                             2003                   2002
                                                                                   -----------------------------------------------
                                                                                                 Effect                 Effect
                                                                                     Amount     on income    Amount    on income
                                     Nature of the                                            (Charge)/credit        (Charge)/credit
      Company        Tax id. No.     Relationship            Description             Th.Ch.$     Th.Ch.$    Th.Ch.$     Th.Ch.$
----------------------------------------------------------------------------------------------------------------------------------
Asesorias e                         Common
Inversiones          79.501.020-3   shareholder        Services received                -           -        16,399    (16,399)
Santa Teresa S.A.
(1)

Chilexpress S.A. (1) 96.756.430-3  Common Directors    Invoicing to Chilexpress S.A.
                                   and Shareholders    Invoicing to Chilexpress S.A.    -           -       121,603    103,054
                                                       Unmovable rentals                -           -            33        (28)
                                                       Rental of real estate
                                                         delivered                      -           -        43,815    (43,815)
                                                       Rental of real estate
                                                         received                       -           -         6,062      6,062
                                                       Exclusivity contract of
                                                         franchising and license        -           -        36,458       -
                                                       Courier services                 -           -         5,507     (4,667)
                                                       Covenant interest                -           -        15,436     13,082

                                                       Correspondent services
Colomsat S.A.         Colombia      Common Directors     granted                     55,357      55,357         869        869
                                    and Shareholders   Correspondent services
                                                         received                       -           -         3,325     (3,325)

Gestion y Servicio                  Executive of
Externo Ltda. (1)    77.540.250-4   related Company    Services received                -           -        80,561    (68,272)

Inversiones y        96.872.680-3   Executive          Services received                -           -        15,136    (15,136)
Asesorias S.A. (1)

Inversiones y                       Director and
Asesorias            78.308.470-8   Partner            Services received                -           -        66,071    (66,071)
Spiridon Ltda. (1)                  in common

Inversiones Dona                    Shareholder of
Candelaria Cia.      77.180.410-1   filial company     Services received               507        (507)        -          -
Ltda.

Inversiones E.I.G.                  Shareholder of
Cia Ltda             77.633.480-4   filial company     Services received               317        (317)        -          -

Inversiones RLM                     Shareholder of
Cia  Ltda            78.429.140-5   filial company     Services received               760        (760)        -          -

Jadresic y           77.252.740-3   Director           Services received              5,043      (5,043)       -          -
Consultores
Asociados Ltda.

Melbourne                           Common Director    Correspondent services
International            USA        and Shareholders     granted                        -           -       314,158    314,158
Communications Ltd.                                    Correspondent services
                                                         received                       -           -       410,827   (410,827)

Net-Chile S.A.       96.928.370-0   Subsidiary         Expense recovery
                                                         Chilesat S.A.                  -           -             8       -

Telecomunicaciones   95.017.000-K   Common Directors   Interest in current
de Chile S.A. (1)                   and Shareholders     account                        -           -         9,631      9,627
                                                       Rental El Salto                  -           -       230,853   (230,853)
                                                       Leasing El Salto                 -           -        58,395       -
                                                       Payment to suppliers             -           -       223,113       -
                                                       Term premature leasing
                                                        El Salto                        -           -          -          -
----------------------------------------------------------------------------------------------------------------------------------

(1) This company, starting from the year 2002, he/she stopped to be related society.

Note 7 - Income and Deferred Taxes

a)   Income taxes

     At March 31, 2003 and 2002, the Parent Company and the following subsidiaries had a loss for tax purposes and therefore did not make an income tax accrual. Tax losses were as follows:

                                                    2003           2002
                                                    ----           ----
                                                   Th.Ch.$        Th.Ch.$

     Chilesat Corp S.A.                         36,815,284    35,365,572
     Chilesat S.A.                              37,333,655    31,598,590
     Chilesat Servicios Empresariales S.A.       7,698,937     6,701,447
     Texcom S.A.                                   184,908       715,842
     Telsys S.A.                                    85,941             -
     Net-Chile S.A.                                 53,321             -
     Inversiones Proventus S.A.                      1,774             -
     Gestion Integral de Clientes S.A.             674,857             -

     At March 31, 2002 the subsidiarie Telsys S.A. obtained upward tributary profit of Th.Ch.$7.085.

     As of March 31, 2003 and 2002 the charge to income for Income taxes expense is detailed as follows:

                                             2003                2002
                                             ----                ----
                                            Th.Ch.$             Th.Ch.$

    Article No. 21 withholding tax

    Chilesat Corp S.A.                           336                274
    Chilesat S.A.                              1,501              2,422
    Telsys S.A.                                  157                242
                                            --------           --------
    Total charge to results                    1,994              2,938
                                             =======           ========

    At March 31, 2003, the Parent Company recorded no retained tax profits for distribution to its shareholders.

b)  Deferred taxes

    Deferred taxes accumulated through March 31, 2003 and 2002 are as follows:

-------------------------------------------------------------------------------
                                                   2003
                         ------------------------------------------------------
       Concepts                 Deferred Tax Asset       Deferred Tax Liability
                         ------------------------------------------------------
                               Short-term   Long-term   Short-term  Long-term
                                 Th.Ch$       Th.Ch$      Th.Ch$     Th.Ch$
-------------------------------------------------------------------------------
Temporary differences
Allowance for doubtful debts     742,267      764,758        -          -
Deferred revenues                305,671      719,327        -          -
Vacation accrual                  52,311        484          -          -
Loss for tax purposes               -        14,069,666      -          -
Fixed asset depreciation            -            -        171,680   1,591,941
Leased assets                       -            -        217,497   1,791,292
Lease payables                   159,483     2,130,769       -          -
Other provisions                 364,225         -        16,966        -
Complementary accounts - net
  of Accumulated amortization   (135,824)   (3,633,425)  (454,158) (3,305,868)
Provision for valuation       (1,488,133)  (14,051,579)  48,015    (77,365)

Totals                              -            -           -          -
------------------------------------------------------------------------------



-------------------------------------------------------------------------------
                                                   2002
                         ------------------------------------------------------
       Concepts                 Deferred Tax Asset       Deferred Tax Liability
                         ------------------------------------------------------
                               Short-term   Long-term   Short-term  Long-term
                                 Th.Ch$       Th.Ch$      Th.Ch$     Th.Ch$
-------------------------------------------------------------------------------
Temporary differences
Allowance for doubtful debts     784,532         -           -          -
Deferred revenues                177,854        882,494      -          -
Vacation accrual                  45,840         -           -          -
Loss for tax purposes               -        11,958,632      -          -
Fixed asset depreciation            -            -           -      2,085,273
Leased assets                       -            -           -      2,459,632
Lease payables                   753,498      2,259,188      -          -
Other provisions                    -            -           -          -
Complementary accounts - net
  of Accumulated amortization       (495)    (7,738,569)     -          -
Provision for valuation       (1,761,229)    (7,361,745)     -     (4,544,905)

Totals                              -            -           -          -
------------------------------------------------------------------------------

c)  The detail of income taxes included in the income statement is as follows:

    Item                                                   2003        2002
    ----                                                   ----        ----
                                                          Th.Ch.$     Th.Ch.$

    Current tax expense (tax accrual)                     (1,994)      (2,938)
    Effect of deferred tax assets
    for the period                                       505,054      472,943
    Effect of amortization of deferred tax asset
      and liability complementary accounts                  -            (457)
    Effect for assets or liabilities for deferred
      tax due to changes in provision for valuation     (505,054)    (472,486)
                                                        --------     --------

    Total                                                 (1,994)      (2,938)
                                                        ========     ========

Note 8 - Other Current Assets

At each period-end, other current assets consisted of:
                                                           2003        2002
                                                           ----        ----
                                                          Th.Ch.$     Th.Ch.$

Time deposits and Securities in Guarantee                238,057       77,658
Securities in Guarantee (1)                                 -          22,950
Financial instruments with buyback provisions          1,532,000       33,573
                                                       ---------      -------
Total                                                  1,770,057      134,181
                                                       =========      =======

(1) Guarantee deposit to support a loan granted by Banco Della Suizzera Italiana to Perusat S.A.

Note 9 -  Operations of purchases with resale commitment

                                                                Value                 Final                         Value of
                                               Currency      Subscription             Value    Identification of     market
Code             Date             Entity     of currency        Ch$         Rate       Ch$      the instruments       Ch$
----      ------------------     ---------   -----------     ------------   ----   ----------  -----------------    ---------
          Inicio     Termino
          ------     -------
CRV      31-Mar-03   7-Abr-03    Banco BCI    Ch$             1,532,000     0.22%   1,532,786   PDBC030915-BCCH     1,532,000
----      ------------------     ---------   -----------     ------------   ----   ----------  -----------------    ---------
   Total                                                      1,532,000             1,532,786                       1,532,000


Note 10 - Property, Plant and Equipment

a) At each period-end, property, plant and equipment is as follows:


                                                      2003                                                       2002
                                      --------------------------------------------    -------------------------------------------
                                                     Accumulated                                     Accumulated
               Item                   Gross value    depreciation        Net value    Gross value    depreciation       Net value
                                       Th.Ch.$         Th.Ch.$            Th.Ch.$       Th.Ch.$        Th.Ch.$           Th.Ch.$
                                      -----------    ------------        ---------    -----------    ------------       ---------

 Land                                    414,487                -         414,487        585,861               -          585,861
 Buildings and infrastructure         48,722,401     (16,634,331)      32,088,070     48,162,720    (13,962,529)       34,200,191
 Machinery and equipment              60,919,452     (37,576,520)      23,342,932     57,262,472    (31,249,529)       26,012,943
 Other fixed assets
      Furniture                        2,453,255      (1,979,989)         473,266      1,739,248     (1,411,625)          327,623
      Vehicles                           150,098        (111,880)          38,218        164,702       (102,078)           62,624
      Leased assets                   16,467,828      (4,224,891)      12,242,937     18,701,520     (3,876,717)       14,824,803
      Software                         4,346,453      (3,455,440)         891,013      4,209,255     (2,247,026)        1,962,229
      Projects                           232,197        (192,355)          39,842        230,195       (172,810)           57,385
      Spare-parts                      1,225,700                -       1,225,700        147,970               -          147,970
                                      -----------    ------------        ---------   -----------    ------------       ----------
 Total other fixed assets             24,875,531      (9,964,555)      14,910,976     25,192,890     (7,810,256)       17,382,634
                                     ============    ============      ===========   ===========    ============       ==========
 Total fixed asset                   134,931,871     (64,175,406)      70,756,465    131,203,943    (53,022,314)       78,181,629


b)   Depreciation for the period

     The detail of depreciation expense during 2003 and 2002 consisted of:

                                                       2003            2002
                                                       ----            ----
                                                     Th.Ch.$         Th.Ch.$

     Cost of sales                                 2,487,037       2,726,513
     Selling and administrative expenses             330,619         345,752
                                                   ---------       ---------
     Total                                         2,817,656       3,072,265
                                                   =========       =========
c)   Leased assets

     The following assets were acquired by the Company under financial lease arrangements:


                                        2003                                         2002
                       --------------------------------------    -----------------------------------------
                       Gross value   Accumulated                                Accumulated
 Description                        depreciation    Net value    Gross value   depreciation      Net value
                         Th.Ch.$       Th.Ch.$       Th.Ch.$       Th.Ch.$        Th.Ch.$         Th.Ch.$
-------------------     ---------     ---------     ---------     ---------     ---------        ---------

Buildings               1,715,487     (605,652)     1,109,835     2,998,643     (791,944)        2,206,699
Plant and equipment     8,401,389    (2,643,018)    5,758,371     9,359,906    (2,433,457)       6,926,449
Fiber optic network     6,350,952     (976,221)     5,374,731     6,342,971     (651,316)        5,691,655
-------------------     ---------     ---------     ---------     ---------     ---------        ---------
        Total          16,467,828    (4,224,891)   12,242,937    18,701,520    (3,876,717)      14,824,803



     The companies do not legally own assets acquired under financial leases until they exercise their purchase option. Accordingly, the companies may not freely dispose of them.

     The principal lease agreements maintained by the Company at June 2003 were as follows:


     Supplier                            Average Duration     Average Balance       Type of Assets
     --------                            ----------------     ---------------       --------------

     Cia. de Seguros La Prevision           25 years            24.3 years          Buildings
     Security Leasing                       25 years            24.3 years          Buildings
     Entel S.A.                             20 years            15.0 years          Fiber optic
     Xerox de Chile S.A.                     4 years             0.7 years          Printer
     Unisys (Chile) Corporation              3 years             0.4 years          Communication equipment
     IBM de Chile S.A.C.                     3 years             2.0 years          Communication equipment
     Sonda S.A.                              3 years             1.2 years          Computer equipment
     Adexus Chile S.A.                       3 years             0.7 years          Communication equipment
     Coasin Chile S.A.                       3 years             1.8 years          Communication equipment
     South Hills Datacomm Chile S.A.         3 years             1.5 years          Communication equipment
     Imperial Bank                           3 years             0.1 years          Communication equipment
     Cisco lease                           2.3 years             0.2 years          Communication equipment
     Heller Financial CPDI                   4 years             3.6 years          Communication equipment
     Vendor Lease Management                 2 years             1.6 years          Communication equipment
     NTFC                                    4 years             3.7 years          Communication equipment
     Financial Resource Group                2 years             0.7 years          Communication equipment


Note 11 - Investments in Related Companies

a)   The investment in related companies is as follows:


                                                         Control
    TAX                                                  currency
Identification                             Country         of the       Number of     Ownership
   Number        Companies                 of origin     investment      shares       percentage       Companies' equity
   ------        ---------                 ---------     ----------      ------     ---------------    -----------------
                                                                                    2003       2002      2003       2002
                                                                                     %          %       Th.Ch$     Th.Ch$
                                                                                    ------   ------     ------     -------
 U.S.A.          Melbourne International
                 Communications Ltd.        U.S.A.          US$                -     19.90    19.90         -    (580,493)
96.928.370-0     Net-Chile S.A.(2)          Chile           Ch.$       1,000,000    100.00   100.00         -      (9,572)
85.894.000-1     Austral S.A.(1)            Chile           Ch.$             581         -     0.06         -           -



    TAX
Identification                            Revenue for            Deferred                Value                Book value
    Number       Companies                the period             revenue           at equity method       of the investment
--------------   ---------              ---------------      --------------        ----------------       -----------------
   Number                                2003      2002       2003     2002         2003      2002          2003      2002
                                        Th.Ch$    Th.Ch$     Th.Ch$   Th.Ch$       Th.Ch$    Th.Ch$        Th.Ch$    Th.Ch$
                                        ------    ------     ------   ------       ------    ------        ------    ------

 U.S.A.       Melbourne International
              Communications Ltd.           -   (675,976)        -   (134,519)         -          -            -         -
96.928.370-0  Net-Chile S.A.(2)             -     (4,171)        -          -          -          -            -         -
85.894.000-1  Austral S.A.(1)               -          -         -          -          -         71            -        71

   Total                                    -          -         -          -          -         71            -        71


(1)  This investments is presented at restated cost.

(2) This society consolidates because he/she entered in operations starting from the year 2003.

b) The variations and more significant facts related with these investments are the following ones:

Austral S.A.

On May 20, 2002, Telex-Chile S.A. Sold to Servicios Integrados S.A. all of its investment in the company Austral S.A. for an amount of Ch$ 1 equivalent to 581 shares.


Note 12 - Goodwill

Goodwill at March 31, 2003 and 2002 is as follows:


                                                                  2003                                2002
                                                    ------------------------------    -------------------------------
       Tax                                               Balance                           Balance
  Identification                                        amortized                         amortized
      Number                   Company              during the period     Goodwill    during the period      Goodwill
                                                         Th.Ch.$          Th.Ch.$          Th.Ch.$           Th.Ch.$
      ------                   -------              -----------------     --------    -----------------      --------
      U.S.A.      Telecomunications
                   Investment Joint Venture                   1,883           5,636            1,753           12,255
   96.756.140-1   Telsys S.A                                  1,645         113,038            1,731          125,050
   96.969.270-8   Inversiones Proventus S.A.                  3,869         302,409                -                -
   96.937.100-6   Gestion Integral de Clientes S.A.             470          32,812                -                -
                                                              -----         -------            -----          -------
 TOTAL                                                        7,867         453,895            3,484          137,305

Note 13 - Other Long-Term Assets

The balance of this account at the end of each period is comprised of the following:

                                                     2003              2002
                                                    -------           ------
                                                    Th.Ch.$           Th.Ch.$

 Deposits and securities in guarantee               231,431           91,760
 Other                                               24,832           27,917
                                                   --------         --------
 Total                                              256,263          119,677
                                                   ========         ========

Note 14 - Due To Banks and Financial Institutions, Short-Term

At each year-end, the Company's liabilities maintained with banks and financial institutions consisted of:



                                                         TYPES OF CURRENCIES AND INDEXES OF IT READJUSTS
   Tax                Bank or            ------------------------------------------------------------------------------------------
Identification       financial              Dollars of       Other foreign            UF          Currencies
 number             institution            United States      currencies          currencies       non index            Total
 ------       ------------------------   -----------------   -------------    -----------------  -------------    -----------------
                                         2003        2002    2003    2002     2003         2002   2003    2002     2003        2002
                                         ThCh$       ThCh$   ThCh$   ThCh$    ThCh$       ThCh$  ThCh$   ThCh$    ThCh$       ThCh$
                                         -----       -----   -----   -----    -----       -----  -----   -----    -----       -----
                    Short-term
              ------------------------

FOREIGN       Banco Continental
               (Peru) (1)                  213       3,608      --      --       --          --     --      --      213       3,608
FOREIGN       Banco Credito
               (Peru) (1)                1,096         176      --      --       --          --     --      --    1,096         176
FOREIGN       Banco Della Suizzera
               Italiana (Peru)              --      21,096      --      --       --          --     --      --       --      21,096

FOREIGN       Banco Wiese (Peru)(1)      1,823       2,085      --      --       --          --     --      --    1,823       2,085

              Total                      3,132      26,965      --      --       --          --     --      --    3,132      26,965

              Mount Owing Capital        3,132      26,965      --      --       --          --     --      --    3,132      26,965

              Pondered interest
               rate                     12.00%      12.00%      --      --       --          --     --      --

                   Largo plazo -
                porcion corto plazo
              ------------------------

FOREIGN       Banco de la Prov.
               de Buenos Aires              --     744,423      --      --       --          --     --      --       --     744,423
FOREIGN       Banco Urquijo S.A. (2)        --     368,667      --      --       --          --     --      --       --     368,667
97.037.000-5  Bank of America
               N.A. (2)                     --  35,725,285      --      --       --          --     --      --       --  35,725,285
FOREIGN       Barclays Bank Plc. (2)        --   2,601,938      --      --       --          --     --      --       --   2,601,938
FOREIGN       Commercial Bank of
               New York (2)                 --     744,423      --      --       --          --     --      --       --     744,423
FOREIGN       Ibero Platina Bank (2)        --     368,667      --      --       --          --     --      --       --     368,667
FOREIGN       Interbanka A.S. (2)           --     744,423      --      --       --          --     --      --       --     744,423
96.511.840-3  Investamerica S.A.            --  18,694,443      --      --       --          --     --      --       --  18,694,443
FOREIGN       Mortgage-Payable-Lynch       977         828      --      --       --          --     --      --      977         828
FOREIGN       Mortgage-Payable-PNC
               Trust                       653         533      --      --       --          --     --      --      653         553
FOREIGN       Mortgage-Payable-Gober       544         461      --      --       --          --     --      --      544         461
FOREIGN       Nera Finans AS (2)            --   6,433,807      --      --       --          --     --      --       --   6,433,807
FOREIGN       Pacific Life
               Insurance Company (2)        --   3,715,029      --      --       --          --     --      --       --   3,715,029
FOREIGN       Shinhan Bank                  --   1,857,514      --      --       --          --     --      --       --   1,857,514
FOREIGN       United-House               2,805       2,418      --      --       --          --     --      --    2,805       2,418
97.018.000-1  Scotiabank Sud
               Americano (2)                --          --      --      --       --   1,992,607     --      --       --   1,992,607
59.004.250-1  Banco Sudameris (2)           --          --      --      --       --     378,915     --      --       --     378,915
97.004.000-5  Banco de Chile                --          --      --      --  450,378   1,739,813     --      --  450,378   1,739,813
97.006.000-6  Banco Credito e
               Inversiones                  --          --      --      --  219,214     817,517     --      --  219,214     817,517
97.032.000-8  BBVA Banco BHIF (2)           --          --      --      --       --   2,126,144     --      --       --   2,126,144
77.329.230-2  Inversions DLJ
               Chile Ltda. (2)              --          --      --      --       --   3,110,552     --      --       --   3,110,552
97.005.000-0  Dresdner Banque
               Nat. de Paris (2)            --          --      --      --       --     257,916     --      --       --     257,916
59.036.920-9  Bears & Stearn Co. (2)        --          --      --      --       --     518,660     --      --       --     518,660
97.036.000-K  Banco Santander Santiago      --          --      --      --   98,904          --     --      --   98,904          --
59.036.920-9  Bears & Stearn Co.            --          --      --      --       --          --     --  66,751       --      66,751

              Total                      4,979  72,002,879      --      --  768,496  10,942,124     --  66,751  776,475  83,011,754

              Mount Owing Capital        4,979  65,527,422      --      --  638,462  10,047,507     --  62,892  643,441  75,637,821

              Pondered interest
               rate                     10.38%       8.73%      --      --    5.27%       8.18%     --   12.50%


Percentage of interest
 in foreign currency                     0.64%

Percentage obligations
 national currency:                     99.36%

(1) These values correspond to overdraft accountant

(2) During the month of April of the year 2002, s surrender took place from these bank credits to the societies Nets Optic CORP, and Optic Nets Corp (Cayman), those that later on were capitalized (to see note 19).

Note 15 - Due To Banks And Financial Institutions, Long-Term

At each period-end, the Company's liabilities maintained with banks and financial institutions consisted of:



                                                              Periods to maturity                                    2003
                                           -------------------------------------------------------------   -----------------------
                                                                                                              Total
                                                                                                            long term
                                                                                                              at the
                                 Currency                                                                    date of
Tax                              or                                                                           close      Weighted
Identifi-          Bank or       adjust-                                                                     of the       annual
 cation           financial       ment        1 to 2     2 to 3   3 to 5   5 to 10        More than         financial    interest
Number           institution     index        periods    periods  periods  periods        10 periods       statements      rate
------------  -----------------  --------  ----------  ---------  -------  -------   -------------------   ----------   ----------
                                                                                       Amount
                                               ThCh$      ThCh$    ThCh$    ThCh$       ThCh$      Term       ThCh$         %
                                           ----------  ---------  -------  -------   ----------   ------   ----------   ----------
              Banco de la
               Prov. de Buenos
FOREIGN       Aires                US$             --         --       --       --      723,659     2017      723,659           --
FOREIGN       Interbanka A.S.      US$             --         --       --       --      723,658     2017      723,658           --
FOREIGN       Mortgage Payable-
               Lynch               US$            995      1,111   48,914       --           --       --       51,020        11.00
              Mortgage Payable-
FOREIGN        PNC Trust           US$            664        740   32,501       --           --       --       33,905        11.00
FOREIGN       Mortgage Payable-
               Gober               US$            553        617   27,091       --           --       --       28,261        11.00
FOREIGN       United-House         US$          2,827      3,076    6,992   29,719      218,316     2029      260,930         8.50

97.004.000-5  Banco de Chile       U.F.       420,912    841,824       --       --           --       --    1,262,736    Tab 180+2%
97.006.000-6  Banco Credito e
               Inversiones         U.F.       191,291    382,583       --       --           --       --      573,874    Tab 90+2%
97.036.000-K  Banco Santander
               Santiago            U.F.        23,467     25,163   55,847  138,128      195,811     2016      438,416         6.90
97.036.000-K  Banco Santander
               Santiago            U.F.    11,150,974         --       --       --           --       --   11,150,974   Tab 180+3%

Totals                                     11,791,683  1,255,114  171,345  167,847    1,861,444            15,247,433

Liabilities in foreign currency:     11.95%
Liabilities in local currency:       88.05%

Note 16 - Accrued Liabilities and Write-Offs

a)   Accrued liabilities for each period are as follows:


                                                                                   2003               2002
                                                                                ----------          ---------
                                                                                  Th.Ch.$            Th.Ch.$

     Short-term accrued liabilities

     Vacations                                                                     344,344            326,202
     Severance indemnities, foreign subsidiaries                                    30,196             24,842
     External Advising                                                                   -            491,292
     You count Currents of the related companies                                 2,194,061          1,698,629
     Other accrueds                                                                  7,243             18,580
                                                                                 ---------          ---------
     Total                                                                       2,575,844          2,559,545
                                                                                 =========          =========
     Long-term accrued liabilities:

     Negative equity on investments in related companies                           524,768          1,612,295
                                                                                 =========          =========

b) Provisions and allowances shown deducted from the respective asset accounts:


     Accounts receivable                                                         5,395,075          3,707,392
     Notes receivable                                                            1,602,368          1,660,822
     Adjustment to the market value of marketable securities                         2,090              1,510

c)   Write-offs:

     Accounts receivable                                                           390,807            483,673

Note 17 - Deferred Revenues and Other Long-Term Liabilities


The detail of this account is as follows :

                                                                                   2003               2002
                                                                                ----------          ---------
                                                                                  Th.Ch.$            Th.Ch.$
Rental of connections and transmission media (1)                                   931,430            968,551
Right of use and services agreement   (2)                                        3,800,351          4,089,994
Fiber optic maintenance agreement   (3)                                             11,377            153,520
                                                                                 ---------          ---------
Sub total (deferred revenue)                                                     4,743,158          5,212,065

Other long-term liabilities                                                        112,208            104,426
                                                                                 ---------          ---------
Total                                                                            4,855,366          5,316,491
                                                                                 =========          =========


(1) The Parent company maintains deferred revenues generated from a rental agreement for connections and transmission media for telecommunication signals entered with Telesat S.A.

(2) On April 21, 1997, Chilesat S.A. entered into a Right of Use and Services Agreement with Chilesat Telefonia Personal S.A. with respect to the former company's fiber optic network for a period of eleven periods and six months. The Agreement was paid by Chilesat Telefonia Personal S.A., in advance, by offsetting a receivable from Chilesat S.A. relating to a capital increase of Chilesat Telefonia Personal S.A. This amount is amortized to income over the period of the Agreement.

(3) On June 3, 1998, Chilesat S.A. signed an agreement with CTC Mundo for the preventive and corrective maintenance of fiber optic cable and related elements owned by that company. The amount is being amortized to income over the 71-month period of the contract.

The current portion of deferred revenue is as follows:


                                                                                   2003               2002
                                                                                ----------          ---------
                                                                                  Th.Ch.$            Th.Ch.$
     Rental of connections and transmission media (1)                               41,593             41,445
     Right of use and services agreement   (2)                                     867,587            765,273
     Fiber optic maintenance agreement   (3)                                       136,523            141,711
     Cards of prepaid                                                              120,722                  -
     Other                                                                         174,302            155,757
                                                                                 ---------          ---------
     Total                                                                       1,340,727          1,104,186
                                                                                 =========          =========

Note 18 - Minority Interest


This balance corresponds to the portion of the following subsidiaries' equity owned by third parties, as follows:


                                                     2003                           2002
                                         -----------------------------  -----------------------------
                                         Minority             Income    Minority             Income
              COMPANY                    interest    Amount  Statement  interest    Amount  Statement
------------------------------------     --------   -------  ---------  --------   -------  ---------
                                              %     Th.Ch.$    Th.Ch.$       %     Th.Ch.$    Th.Ch.$
Chilesat S.A.                                0.01     4,556        120      0.01       630        290
Chilesat Servicios Empresariales S.A.        0.01     2,493          2      0.01     2,632        (24)
Telecommunications Investment
 Joint Venture                              10.00    77,587     10,086     10.00   204,825       (951)
Inversiones Proventus S.A.                  45.00    47,467     53,721         -         -          -

Total                                               132,103     63,929             208,087       (685)

Note 19 - Shareholders' Equity


a)   During 2003 and 2002, changes in shareholders' equity were as follows:


                                                                                                        Other reserves
                                                                                                 ----------------------------
                                                                                                   Variation
                                                                     Reserve for        Share      in equity
                                                         Paid-in       capital         Premium     related to       Exchange
                                                         capital     reappraisal       Account    ADR's issued     adjustment
                                                      -----------    -----------    -----------   ------------    -----------
                                                         Th.Ch.$        Th.Ch.$        Th.Ch.$        Th.Ch.$        Th.Ch.$
                                                      -----------    -----------    -----------   ------------    -----------
Balance at January 1, 2002                            101,153,178              -        985,010     (3,947,138)     (364,210)

Distribution of prior period loss                               -              -              -              -              -

Accumulated deficit from subsidiaries
 in development stage                                           -              -              -              -              -

Acumulative exchange adjustment                                 -              -              -              -        (16,464)

Capital restatement                                             -       (404,613)        (3,940)        15,789          1,457

Net loss for the period                                         -              -              -              -              -
                                                      -----------    -----------    -----------   ------------    -----------
Balance at March 31, 2002                             101,153,178       (404,613)       981,070     (3,931,349)      (379,217)
                                                      -----------    -----------    -----------   ------------    -----------

Up-to-date balances for comparative
 effects                                              104,996,999       (419,988)     1,018,351     (4,080,741)      (393,627)
                                                      -----------    -----------    -----------   ------------    -----------



                                                                                    Accumulated
                                                        Reserve                    deficit from        Net
                                                      for future     Accumulated    development     loss for
                                                       dividends       deficit         stage       the period        Total
                                                      -----------    -----------    -----------   ------------    -----------
                                                         Th.Ch.$        Th.Ch.$        Th.Ch.$        Th.Ch.$        Th.Ch.$
                                                      -----------    -----------    -----------   ------------    -----------
Balance at January 1, 2002                              7,933,064    (79,186,134)    (2,184,018)   (53,088,410)   (28,698,658)

Distribution of prior period loss                               -    (53,088,410)             -     53,088,410              -

Accumulated deficit from subsidiaries
 in development stage                                           -              -        (15,656)             -        (15,656)

Acumulative exchange adjustment                                 -              -              -              -        (16,464)

Capital restatement                                       (31,733)       529,098          8,736              -        114,794

Net loss for the period                                         -              -              -     (4,020,634)    (4,020,634)
                                                      -----------    -----------    -----------   ------------    -----------

Balance at March 31, 2002                               7,901,331   (131,745,446)    (2,190,938)    (4,020,634)   (32,636,618)
                                                      -----------    -----------    -----------   ------------    -----------

Up-to-date balances for comparative
 effects                                                8,201,582   (136,751,773)    (2,274,194)    (4,173,418)   (33,876,809)
                                                      -----------    -----------    -----------   ------------    -----------


                                                                                                        Other reserves
                                                                                                 ----------------------------
                                                                                                   Variation
                                                                     Reserve for        Share      in equity
                                                         Paid-in       capital         Premium     related to       Exchange
                                                         capital     reappraisal       Account    ADR's issued     adjustment
                                                      -----------    -----------    -----------   ------------    -----------
                                                         Th.Ch.$        Th.Ch.$        Th.Ch.$        Th.Ch.$        Th.Ch.$
                                                      -----------    -----------    -----------   ------------    -----------
Balance at January 1, 2003                            186,724,203              -      1,014,561     (4,065,552)      (420,017)

Distribution of prior period loss                               -              -              -              -              -

Acumulative exchange adjustment                                 -              -               -             -        (99,274)

Capital restatement                                             -        933,621          5,072        (20,328)        (2,099)

Net loss for the period                                         -              -              -              -              -
                                                      -----------    -----------    -----------   ------------    -----------

Balance at  March 31, 2003                            186,724,203        933,621      1,019,633     (4,085,880)      (521,390)
                                                      -----------    -----------    -----------   ------------    -----------



                                                                                    Accumulated
                                                        Reserve                    deficit from        Net
                                                      for future     Accumulated    development     loss for
                                                       dividends       deficit         stage       the period        Total
                                                      -----------    -----------    -----------   ------------    -----------
                                                         Th.Ch.$        Th.Ch.$        Th.Ch.$        Th.Ch.$        Th.Ch.$
                                                      -----------    -----------    -----------   ------------    -----------
Balance at January 1, 2003                                      -   (130,321,264)       (28,942)   (13,521,096)    39,381,893

Distribution of prior period loss                               -    (13,521,096)             -     13,521,096              -

Acumulative exchange adjustment                                 -              -              -              -        (99,274)

Capital restatement                                             -       (719,211)          (144)             -        196,911

Net loss for the period                                         -              -              -     (3,494,068)    (3,494,068)
                                                      -----------    -----------    -----------   ------------    -----------

Balance at  March 31, 2003                                      -   (144,561,571)       (29,086)    (3,494,068)    35,985,462
                                                      -----------    -----------    -----------   ------------    -----------

At the Special General Shareholder's Meeting held on January 30, 2002, it was agreed to increase de equity capital, divided into 7,470,659,529 shares of the A series and 7,177,692,488 shares of the B series, of the same placement value for both series of $ 18 per share. Concluding the process of capitalization on May 30, 2002, there were only subscriptions and payments for a total of 4,463,131,538 for a total amount of M$ 80,336,367 (historic value), of which 4,051,796,724 shares of the A series and the remaining 411,334,814 shares of the B series. Therefore concluded this process of capitalization the new equity capital remained for the total of 4,691,058,511 shares, divided into 4,168,139,480 shares of the A series and 523,019,031 shares of the B series.

With date July of 2002, of conformity 9 with the article Recruit of the social statutes, the term of validity expired for the series of actions of the Society and its respective preferences. As the above-mentioned consequence, the capital of the Society was divided in 4,691,058,511 ordinary, nominative actions, of oneself value and worthless nominal, all which belong to oneself series and they don't enjoy preference some.

With date July of 2002, 17 took place an Extraordinary Meeting of Shareholders approving you to diminish in 10 times the total number of actions in that the capital of the Society was divided, without altering the I mount of this, passing of 4,691,058,511 ordinary, nominative actions, of same value each an and worthless nominal to 469,105,851 characteristic actions of equals.

Number of actions:


                                                                                    No. of
                                             No. of             No. of               voting
                                           subscribed            paid                right
                Series                         shares            shares              shares
                ------                     -----------       -----------         -----------
Unique series                              469,105,851       469,105,851         469,105,851


Capital (Amount - Th. Ch.$)


                                            Subscribed           Paid
                Series                        capital          In capital
                ------                      -----------       -----------
Unique series                              186,724,203       186,724,203

b) The accumulated deficit from subsidiary in development stage in each period was as follows:

                                                                         Amount
                                                          ----------------------------------
     Tax Reg.
     Number                               Company         for the period         Accumulated
     ------------                   ------------------    --------------        ------------
     99.928.370                     Net-Chile S.A.                     -             29,086
                                                                --------           ---------
     Total                                                             -             29,086
                                                                ========           =========

c)   Other Reserves

     Equity variations relating to the placement of ADR's

                                                                         Amount
                                                          ----------------------------------
     Tax Reg.
     Number                               Company         for the period         Accumulated
     ------------                   ------------------    --------------        ------------
     94.675.000-K                   Chilesat Corp S.A.                 -           4,085,880
                                                                --------           ---------
     Total                                                             -           4,085,880
                                                                ========           =========


-    The adjustment for exchange difference is as follows:

                                                                         Amount
                                                          ----------------------------------
     Tax Reg.
     Number                               Company         for the period         Accumulated
     ------------                   ------------------    --------------        ------------
     96.628.790-K                   Texcom S.A.                   99,274             521,390
                                                                --------           ---------
     Total                                                        99,274             521,390
                                                                --------           ---------
     Total other reserves                                         99,274           4,607,270
                                                                ========           =========

Note 20 - Other Non-Operating Income and Expenses

The detail is as follows :

-    Other non-operating income :

                                                                  2003                2002
                                                                --------           --------
                                                                Th.Ch.$             Th.Ch.$
     Insurance recoveries                                              -               3,810
     Recovery of bad debt                                              -              87,675
     Reverse of Provisions                                       229,986                   -
     Other                                                         9,040              48,601
                                                                --------            --------
     Total                                                       239,026             140,086
                                                                ========            ========


-    Other non-operating expenses:

                                                                  2003                2002
                                                                --------           --------
                                                                Th.Ch.$             Th.Ch.$
     Severance indemnities                                       141,495                  -
     Expenses in the precautionary judicial agreement                  -             49,806
     I study of new projects                                      81,908                  -
     I study of foreign branches                                 141,129                  -
     Expenses Unmovable                                          187,390                  -
     Labor compensation of previous years                         89,553                  -
     Other                                                       226,259             31,923
                                                                --------           --------
     Total                                                       867,734             81,729
                                                                ========           ========

Note 21 - Price-Level Restatement


The detail of the price-level restatement is as follows :



ASSETS (CHARGES) CREDITS
                                                         Restatement
                                                            Index                     2003                2002
                                                         -----------                 --------          ---------
                                                                                     Th.Ch.$            Th.Ch.$
Current Assets:
Marketable securities                                         CPI                          23               (25)
Deposits to term                                              UF                        6,900                  -
Accounts receivable                                           CPI                      37,629           (23,678)
Notes receivable                                              UF                          832              (214)
Notes receivable                                              CPI                         548                  -
Sundry debtors                                                CPI                        (158)               (3)
Notes and accounts receivable from related companies          UF                       35,286           (67,358)
Notes and accounts receivable from related companies          CPI                      48,944           (10,523)
Recoverable taxes                                             CPI                       2,840            (2,368)
Prepaid expenses                                              CPI                       1,812               (69)
Prepaid expenses                                              UF                        1,975              (816)
Other current assets                                          CPI                          13              (366)
Other current assets                                          UF                        1,075            (4,128)

Property, Plant and Equipment                                 CPI                     351,270          (319,653)

Other Assets:
Investments in related companies                              CPI                           -           (70,469)
Goodwill                                                      CPI                       1,983              (890)
Notes and accounts receivable from related companies          UF                            -           (33,216)
Notes and accounts receivable from related companies          CPI                      95,218          (111,956)
Other assets                                                  CPI                           -           (19,727)
Other assets                                                  UF                           24           (45,358)

Expense and cost accounts                                     CPI                      67,702            (3,437)
                                                                                      -------          ---------
Total (Charges) Credits                                                               653,916          (714,254)
                                                                                      =======          =========

LIABILITIES-SHAREHOLDERS'EQUITY                  Restatement                2003                   2002
(CHARGES) CREDITS                                   Index                 Th.Ch.$                Th.Ch.$
-------------------------------                  -----------             ---------              ---------
Current Liabilities:
   Due to banks and financial institutions,
short-term                                           UF                     (8,255)               (43,155)
   Due to banks and financial institutions,
short-term                                          IPC                          -               (331,386)
   Long-term obligations with maturities
within one period                                    UF                     (4,183)                (8,633)
   Long-term obligations with maturities
within one period                                   IPC                    (40,850)               (39,628)
   Accounts payable                                 IPC                     14,088                (36,132)
   Accounts payable                                  UF                    (57,154)                (4,639)
   Notes payable                                    IPC                          -                 (5,572)
   Notes payable                                     UF                       (183)                     -
   Notes and accounts payable to related
companies                                            UF                    (35,051)               (66,222)
   Notes and accounts payable to related
companies                                           IPC                    (33,393)                    (4)
   Provisions                                       IPC                        450                      -
   Income taxes                                     IPC                        (25)                   (51)
   Deferred revenue                                 IPC                     (3,705)                (3,363)

Long-term Liabilities:
   Due to banks and financial institutions,
long-term                                            UF                    (72,267)                     -
   Notes payable, long-term                          UF                       (826)                69,555
   Notes payable, long-term                         IPC                    (30,712)                21,819
   Notes and accounts payable to related
companies                                            UF                     (2,193)                31,567
   Notes and accounts payable to related
companies                                           IPC                   (111,804)                95,997
   Provisions, long-term                            IPC                    (38,225)                22,943
   Others long-term liabilities                     IPC                    (11,296)                77,633

Shareholders' Equity                                IPC                   (196,911)              (119,156)

Income accounts                                     IPC                    (67,901)                (6,701)
                                                                          --------               --------

Total (Charges) Credits                                                   (700,396)               732,434
                                                                          --------               --------

(Loss) Gain on Price-level Restatement                                     (46,480)                18,180
                                                                          ========               ========

Note 22 - Exchange Differences

The detail is as follows :

                 Assets (Charges) Credits                       Currency                  2003                2002
-------------------------------------------------------       ----------                --------            --------
                                                                                        Th.Ch.$             Th.Ch.$
Activos circulantes:
   Cash                                                        US Dollar                   5,181             (36,048)
   Time deposits                                               US Dollar                  (1,021)                222
   Accounts receivable                                         US Dollar                  63,800              26,803
   Documents to get paid                                       US Dollar                  (3,509)                  -
   Sundry debtors                                              US Dollar                  69,130                (381)
   Notes and accounts receivable from related companies        US Dollar                       -               4,178
   Prepaid expenses                                            US Dollar                       -              (1,999)
   Other current assets                                        US Dollar                    (152)               (712)

Other Assets:
   Investments in related companies                            US Dollar                  46,224              19,127
   Notes and accounts receivable from related companies        US Dollar                 368,870             159,370
   Other assets                                                US Dollar                     272              28,707
                                                                                        --------            --------
Total (Charges) Credits                                                                  611,171             199,267
                                                                                        ========            ========


            Liabilities - Shareholders' Equity
                   (Charges) Credits                            Currency                Th.Ch.$             Th.Ch.$
-------------------------------------------------------       ----------                --------            --------
                                                                                        Th.Ch.$             Th.Ch.$

Current Liabilities:
   Due to banks and financial institutions, short-term         US Dollar                       -            (327,478)
   Long-term obligations with maturities within one period     US Dollar                 (36,235)            (98,961)
   Accounts payable                                            US Dollar                (172,403)            (49,507)
   Notes payable                                               US Dollar                       -              (6,323)
   Notes and accounts payable to related companies             US Dollar                (128,476)            (17,638)
   Sundry creditors                                            US Dollar                 (14,741)             (5,953)
   Other current liabilities                                   US Dollar                       -                 397

Long-term Liabilities:
   Due to banks and financial institutions, long-term          US Dollar                       -              (1,076)
   Notes payable, long-term                                    US Dollar                 (59,123)            (56,008)
   Notes and accounts payable to related companies             US Dollar                (291,272)           (143,513)
                                                                                        --------            --------
Total (Charges) Credits                                                                 (702,250)           (706,060)
                                                                                        ========            ========

Exchange differences loss                                                                (91,079)           (506,793)

Note 23 - Contracts of having Derived


Next the contracts are detailed of having derived effective to the closing of the period:



                                                                                   Value
                                                                                   of the
                                                                                  position
Type of  Type of                                                                  protected
Derived  Contract                   Description of the contracts                     Th$       Accounts that it affects count
-------  --------  -------------------------------------------------------------  ---------  -------------------------------------
                     Value   Expiration            Position
                   Contract   term or    Specific    Buys/      Departure or                                           Effect
                       Th$   Expiration    item      Sales   protected position               Asset/Liabilities      in results
                   --------  ----------  --------  --------  -------------------             -------------------  ----------------

                                                              Name        Amount               Name       Amount  Carried     Not
                                                                           ThUS$                            Th$     out    carried
                                                                                                                    Th$        out
                                                                                                                               Th$
                                                             -----------  ------             -----------  ------  -------  -------

                                                             Accounts
                                                             payable and
                               Trim II:  EXCHANGE            obligations                       Accrued
FR           CCPE   713,435      2003      RATE         C    for leasing     970    709,613  Liabilities   3,822   (1,827)    (365)
--           ----   -------    -------   --------       -    -----------     ---    -------  -----------   -----   -------    -----

Total               713,435                                                  970    709,613                3,822   (1,827)    (365)

Note 24 - Contingencies and Commitments


 Worthy
 of the                                                               Type of
guarantee                                      Debtor                 guarantee             Committed Assets
------------------------------   ---------------------------------   ----------   ------------------------------------
                                                                                                             Countable
                                                                                                               value
                                         Name         Relationship                        Type                 T.Ch.$
                                 ------------------   ------------                ------------------------   ---------



Banco de la P. de Buenos Aires   Chilesat Corp S.A.                    Garment    Shareholding Texcom S.A.           -
Banco Urquijo S.A.               Chilesat Corp S.A.                    Garment    Shareholding Texcom S.A.           -
Bank of America N.A.             Chilesat Corp S.A.                    Garment    Shareholding Texcom S.A.           -
Barclays Bank Plc.               Chilesat Corp S.A.                    Garment    Shareholding Texcom S.A.           -
Commercial Bank of New York      Chilesat Corp S.A.                    Garment    Shareholding Texcom S.A.           -
Ibero Platina Bank               Chilesat Corp S.A.                    Garment    Shareholding Texcom S.A.           -
Interbanka A.S.                  Chilesat Corp S.A.                    Garment    Shareholding Texcom S.A.           -
Investamerica S.A.               Chilesat Corp S.A.                    Garment    Shareholding Texcom S.A.           -
Pacific Life Insurance Company   Chilesat Corp S.A.                    Garment    Shareholding Texcom S.A.           -
Shinhan Bank                     Chilesat Corp S.A.                    Garment    Shareholding Texcom S.A.           -
Scotiabank Sud Americano         Chilesat Corp S.A.                    Garment    Shareholding Texcom S.A.           -
Banco Sudameris                  Chilesat Corp S.A.                    Garment    Shareholding Texcom S.A.           -
BBVA Banco BHIF                  Chilesat Corp S.A.                    Garment    Shareholding Texcom S.A.           -
Inversiones DLJ Chile Ltda.      Chilesat Corp S.A.                    Garment    Shareholding Texcom S.A.           -
Dresdner Banque Nat. de Paris    Chilesat Corp S.A.                    Garment    Shareholding Texcom S.A.           -
Bears & Stearn Co.               Chilesat Corp S.A.                    Garment    Shareholding Texcom S.A.           -
Nera Finans AS                   Chilesat Corp S.A.                 Preference
                                                                         of
                                                                      Payment
Banco de Credito e Inversiones     Chilesat S.A.        Branch        Garment           Terms of                 3,456
                                                                    Industrial   Telecommunications
Banco de Chile                     Chilesat S.A.        Branch      Mortgages    Parcel 28; Lo Canas; Teams
                                                                     Garment     of telecommunications and
                                                                    Industrial   properties of branches.     1,146,972

Entel S.A.                         Chilesat S.A.        Branch        Garment    1 hire of mutual to
                                                                                 finance construction of
                                                                                 net of optic fiber.         2,909,135

Nera Finans AS                   Telex Chile
                                 Overseas Ltd.          Branch        Garment    Shareholding filial
                                                                                 Colomsat Corp.                      -

Banco Delta Suizzera Italiana     Perusat S.A.          Branch       Guarantee   Deposit to term                     -

Banco Santander-Santiago       Gestion Integral
                               de Clientes S.A.         Branch       Mortgages   Costanera Pacifico            592,723
                                                                                 Building (Local and
                                                                                 Parkings)




 Worthy                         Pending balances of payment                      Liberation of guarantees
 of the                         to he date of closing of the
guarantee                            financial states
------------------------------  ----------------------------   -------------------------------------------------------


                                      2003         2002           2003        Assets      2004       Assets     2005
                                    Th.Ch$        Th.Ch$         Th.Ch$       Th.Ch$     Th.Ch.$                 M$
                                 -------------- ------------    --------- ------------ ----------- --------- ----------



Banco de la P. de Buenos Aires          -          744,423           -           -          -           -          -
Banco Urquijo S.A.                      -          368,667           -           -          -           -          -
Bank of America N.A.                    -        3,778,523           -           -          -           -          -
Barclays Bank Plc.                      -        2,601,938           -           -          -           -          -
Commercial Bank of New York             -          744,423           -           -          -           -          -
Ibero Platina Bank                      -          368,667           -           -          -           -          -
Interbanka A.S.                         -          744,423           -           -          -           -          -
Investamerica S.A.                      -        1,969,575           -           -          -           -          -
Pacific Life Insurance Company          -        3,715,029           -           -          -           -          -
Shinhan Bank                            -        1,857,514           -           -          -           -          -
Scotiabank Sud Americano                -          332,048           -           -          -           -          -
Banco Sudameris                         -          105,394           -           -          -           -          -
BBVA Banco BHIF                         -          747,357           -           -          -           -          -
Inversiones DLJ Chile Ltda.             -        1,873,386           -           -          -           -          -
Dresdner Banque Nat. de Paris           -          100,651           -           -          -           -          -
Bears & Stearn Co.                      -           66,751           -           -          -           -          -
Nera Finans AS                          -        6,433,807           -           -          -           -          -
Banco de Credito e Inversiones    793,088          817,517           -           -          -           -       3,456
Banco de Chile                  1,713,114        1,739,813           -           -          -           -   1,146,972
Entel S.A.                      5,727,891        5,922,054      104,681      Mutual    114,233      Mutual    124,656
Nera Finans AS                          -        6,433,807           -           -          -           -           -
Banco Delta Suizzera Italiana           -           21,096           -           -          -           -           -
Banco Santander-Santiago          464,675                -           -           -          -           -           -


Telex Chile S.A.
On June 20, 2001, Telex-Chile S.A. entered with its subsidiary Telsys S.A. a document referred to as "Early Termination of Agreement for the Provision of Computer and Information Technology Services," which states that as compensation for the subsidiary Telsys S.A. the parties agree that Telex-Chile S.A. commits to pay the possible compensation to the subsidiary Telsys S.A. exclusively to that date due to the payment of severance indemnities pertaining to the current employees of Telsys S.A. which was immediately rehired by Xtremo Servicios Ltda. The maximum exposure for the payment of indemnities assumed by Telex-Chile S.A. amounts to UF 2,466.31.

Chilesat S.A.
On September 23, 2002 Chilesat S.A. established in favor of IBM a commercial and prohibition to tax and dispose of, on the rights and credits generated from the Agreement for Rendereing Services of involving and collection subscribed with VTR Telefonica S.A., to guarantee the total and timely payment of al the amounts owed or to be owed from the Leasing Agreement, and in any case limited up to the maximum amount of US$ 1,522,590.48.

Telsys S.A.
On September 14, 2002, Telsys S.A. established in favor of Inversiones Taomina S.A. a commercial pledge and the prohibition to tax and dispose of, with respect to the shares of Inversiones Proventus S.A. whose price has not been paid. This guarantee will be released monthly or quarterly, as appropriate, to the extent the price pending payment is delivered and in proportion to the amount entered. The respective release will be made against the payment of the corresponding quota.

-    Indirect guarantees:


     Chilesat Corp S.A.

     On December 4, 2000 and January 12, 2001, Chilesat Corp S.A. and Chilesat Servicios Empresariales S.A. became the guarantors of the debt obligations of two lease agreements for equipment by Chilesat S.A. with IBM S.A.C. for an amount of US$ 11 million.


     Texcom S.A.

     On October 5, 1999, the subsidiary Texcom S.A. became the guarantor of a loan granted to its subsidiary Colomsat S.A. by Banco del Pacifico S.A. (Colombia), which at June 30, 2002 amounted to Th.Ch.$ 655,466. The guarantee granted by Texcom S.A. is prior to the application of Law 550 of 1999, given that the loan is dated October 5, 1999, as, it is three months prior to this law. As such, Banco del Pacifico will not be able to directly require payment from the guarantor, Texcom S.A., and will have to require this payment within the framework provided by the negotiation of the restructuring agreement and be in the alert of the outcome of the process of Colomsat S.A.

     On May 22, 1997, the subsidiary Texcom S.A. became the guarantor of a loan granted to it subsidiary Colomsat S.A. by Banco Sudameris, which at June 30, 2002 amounted to Th.Ch.$ 756,587.

     Financial Restrictions :

     As a result of obtaining a credit with the Banco Santander Santiago, certain financial restrictions were established that the Consolidated Financial Statements of Chilesat Crop S.A. and Chilesat S.A. must comply with:

     Debt Ratio measured on the Consolidated Financial Statements of Chilesat Corp S.A., equal or lower than 1.0 time for quarterly periods up to the total payment of the debt.

     Keep a net tangible Net Worth plus minority interest measured on the Consolidated Financial Statements of Chilesat Corp S.A. equal to or higher than 2 million Unidades de Fomento, for quarterly periods up to the total extinction of the debt.

     EBITDA ratio on net financial expenses, measured on the Consolidated Financial Expenses of the affiliate Chilesat S.A., greater or equal to
     2.5 times.

     EBITDA measured on the Consolidated Financial Statements of the affiliate Chilesat S.A. equal to or greater than 50% increasing every quarter up to 80% of the credit obtained by Chilesat Corp S.A. with the Banco Santander Santiago, measured as from March 31, 2003 up to the extinction of the debt.

     The financial indices described above were met completely at March 31, 2003.


     Texcom S.A.

     Guarantee that is under the same conditions of law 500, described in the previous paragraph.



b)   Lawsuits

     In September 2002, Guyana Telephone & Company Co., Ltd. (GT&T) filed a complaint against Melbourne International Communications Ltd. (MICL). Wajay Investment Inc. (Wajay), NACS Communications Inc. (Texcom USA) and Chilesat S.A. before the Florida State Court in the United States. In 2002, the court absolved Texcom USA of responsibility; however, the court ordered the other three defendants, including Chilesat S.A., to pay a total sum of approximately US$ 1,600,000. This verdict is currently being appealed before the Circuit 11 State Appeals Court of the United States.

     Notwithstanding the above, should GT&T obtain a favorable verdict and try to execute it against Chilesat S.A., the latter could allege lack of jurisdiction of the courts in the United States. Therefore, GT&T may not be able to collect should they win.

     In the opinion of management and their legal counsel, the risk that the Company may incur a material loss is remote, therefore the Company has not recorded a contingent liability.

     The subsidiary Chilesat S.A. is a party in labor lawsuits which management deems will not have a material effect on the consolidated financial statements.

Note 25 - Domestic and Foreign Currency

Assets

              Items                           Currency              Amount              Amount
                                                                     2003                2002
                                                                   Th.Ch.$              Th.Ch.$
------------------------------       ------------------------   --------------     --------------
Total current assets                                              18,342,317            14,453,400

Cash                                  Non-adjustable Ch.$            236,507                94,544
                                      US dollars                     188,888               123,331
                                      Other currencies                 4,768                   724

Time deposits                         Non-adjustable               4,297,455                     -
                                      US dollars                     660,627               138,576

Marketable securities                 Non-adjustable                 769,977             2,685,365

Accounts receivable                   Non-adjustable               5,616,367             5,305,522
                                      US dollars                     594,050               586,874

Notes receivable                      Adjustable                      56,004                     -
                                      Non-adjustable                 238,956               167,493
                                      US dollars                     115,724                     -

Sundry debtors                        Non-adjustable                1,268,033            1,479,098
                                      US dollars                      101,951               79,016
                                      Other currencies                  2,806                1,311

Notes and accounts receivable         Adjustable                           -             1,063,275
  from related companies              Non-adjustable                       -                75,179
                                      US dollars                     162,865             1,204,669

Recoverable taxes                     Non-adjustable                 679,079               602,883
                                      Other currencies               125,438               101,827

Prepaid expenses                      Adjustable                     299,354               127,655
                                      Non-adjustable                 993,888               416,948
                                      US dollars                     150,200                64,304
                                      Other currencies                 9,323                   625

Other current assets                  Adjustable                     113,324                73,999
                                      Non-adjustable               1,656,733                 3,659
                                      US dollars                           -                56,523

Net Property, Plant and Equipment                                 70,756,465            78,181,629

Land                                  Non-adjustable                 258,802               440,973
                                      US dollars                     115,685               144,888

Building and infrastructure           Non-adjustable              31,509,801            33,645,862
                                      US dollars                     578,269               554,329

Machinery and equipment               Non-adjustable              22,474,491            25,299,603
                                      US dollars                     868,441               713,340

Other fixed assets                    Non-adjustable              14,391,033            17,072,851
                                      US dollars                     519,943               309,783

Total other assets                                                 1,944,271               919,214

Investments in related companies      Non-adjustable                       -                    71

Investments in other companies        Adjustable                         302                   303

Goodwill                              Non-adjustable                 448,259               125,050
                                      US dollars                       5,636                12,255

Notes and accounts receivables        Adjustable                           -               578,959
  from related companies, long-       US dollars                   1,233,811                82,899
  term

Other assets                          Adjustable                      10,288                18,648
                                      Non-adjustable                   4,370                11,978
                                      US dollars                     241,605                89,051

                                      Non-adjustable              84,843,751            87,427,079
                                      US dollars                   5,577,695             4,159,838
                                      Other currencies               142,335               104,487
                                      Adjustable                     479,272             1,862,839


Current Liabilities


    Item                Currency                   Up to 90 days                            Between 90 days and 1 period
-------------   ------------- --------------------------------------------    ------------------------------------------------

                                    2003                      2002                   2003                         2002
                               ------------------       ------------------     ------------------         --------------------
                                 annual average           annual average        annual average               annual average
                                 interest rate            interest rate         interest rate                interest rate

                               Amount                 Amount                    Amount                     Amount
                               Th.Ch.$          %     Th.Ch.$          %        Th.Ch.$             %      Th.Ch.$          %
=============================================================================================================================


Due to banks     US dollars        3,132     2.00%       26,965        12.00%          -              -            -        -
and financial
Instituions,
short-term

Due to banks     Adjustable Ch$        -       -              -            -      72,645      Tab 180+3%           -        -
and financial    Adjustable Ch$  219,214   Tab 90+2%          -            -           -              -            -        -
Institutions,    Adjustable Ch$  450,378  Tab 180+3%  3,158,835    Tab 180+3%          -              -            -        -
long-term        Adjustable Ch$        -          -   7,783,286         9.39%          -              -            -        -
                 Adjustable Ch$    7,237       6.90%          -            -      19,022           6.90%           -        -
                 Non-adjustable
                 Ch$                   -          -      66,751 Tip(30-89)+2%          -              -            -        -
                 US dollars            -          -  16,893,183  Libor 180+3%          -              -            -        -
                 US dollars            -          -   6,433,808  Libor 180+4%          -              -            -        -
                 US dollars        4,979      10.38% 48,675,891        10.38%          -              -            -        -

Long-Term
obligations
with
maturities
within on
period
  - Leasing      Adjustable Ch$  130,283       8.22%    225,128         8.53%     544,214           8.54%   1,016,807     8.78%
  - Leasing      Non-
                 adjustable
                 Ch$               5,103       8.00%          -            -            -             -            -        -
  - Leasing      US dollars      719,589       8.44%    911,389        11.52%   1,849,428           8.20%   2,791,345    11.48%
  - Leasing and
    p. note
    (supplier)   Adjustable Ch$   56,578       5.20%          -            -      132,743           5.26%          -        -
                 Non-
                 adjustable
                 Ch$              13,659      12.00%          -            -       36,592          12.00%          -        -
                 Non-
                 adjustable
                 Ch$              81,255          -           -            -       80,303              -           -        -
  - Customs
    duties       US dollars            -          -      75,477            -            -              -      223,943       -
  - Supplier     US dollars            -          -           -            -    2,130,358  Libor 180+1.75%  1,902,189    Libor
                                                                                                                         180+1.75%

Accounts
payable          Adjustable Ch$  136,468          -     175,839            -      223,372              -      236,168       -
                 Non-
                 adjustable
                 Ch$           4,669,654          -   3,326,897            -        1,748              -      455,073       -
                 US dollars    6,646,276          -   6,326,710            -    1,913,680              -    2,182,479       -
                 Other
                 currencies       88,744          -      60,637            -            -              -            -       -

Notes payable    Adjustable
                 Ch$             190,015          -           -            -            -              -            -       -
                 Non-
                 adjustable
                 Ch$              89,853          -      61,648            -            -              -            -       -
                 US dollars            -          -      10,276            -      116,787              -            -       -

Sundry
creditors        Adjustable
                 Ch$                   -          -           -            -            -              -          148       -
                 Non-
                 adjustable
                 Ch$             496,520          -     441,740            -          762              -          793       -

Notes and
accounts
payable to
related
companies        Non-
                 adjustable
                 Ch$                   -          -           -            -        5,735              -       50,132       -
                 US dollars            -          -           -            -       27,998              -            -       -

Withholdings
payable          Non-
                 adjustable
                 Ch$                   -          -           -            -      319,889              -      284,481       -
                 US dollars            -          -   2,230,582            -    2,194,061              -            -       -
                 Other
                 currencies       61,894          -      44,482            -            -              -            -       -

Retentions       Non-
                 adjustable
                 Ch$             248,930          -     444,927            -            -              -            -       -
                 Adjustable
                 Ch$                 776          -           -            -            -              -            -       -
                 US dollars        7,911          -       2,263            -            -              -            -       -
                 Other
                 currencies       13,874          -       8,435            -            -              -            -       -

Income
taxes            Non-
                 adjustable
                 Ch$               2,852          -      13,230            -          336              -          269       -

Deferred
revenue          Non-
                 adjustable
                 Ch$             392,097          -     311,520            -      948,630              -      792,666       -

Other
current
liabilities      US dollars            -          -      13,170            -            -              -            -       -
                 ------------------------------------------------------------------------------------------------------------

                 US dollars    7,381,887             81,599,714                 8,232,312                   7,099,956
                 Other
                 currencies      164,512                113,554                         -                           -
                 Adjustable
                 Ch$           1,190,949             11,343,088                   991,996                    1,253,123
                 Non-
                 adjustable
                 Ch$           5,999,923              4,666,713                 1,393,995                    1,583,414

                                 - 49 -

Long-term Liabilities
2003

    Item         Currency       1 to 3 periods           3 to 5 periods          5 to 10 periods          More than 10 periods
-------------   ------------- -------------------       ------------------    -------------------         --------------------
                                          Annual                   Annual                       Annual                  Annual
                                          average                  average                      average                 average
                               Amount     interest    Amount       interest     Amount          interest   Amount       interest
                               Th.Ch.$    rate        Th.Ch.$      rate         Th.Ch.$         rate       Th.Ch.$      rate
=================================================================================================================================


Due to banks   US dollars       10,582        9.61%    115,499       10.85%       29,719        8.50%        218,316      8.50%
and financial  US dollars            -           -           -           -             -           -       1,447,317         -
Instituion,    Adjustable
long-term      Ch$          11,150,974   Tab 180+3%          -           -             -           -               -         -
               Adjustable
               Ch$             573,872    Tab 90+2%          -           -             -           -               -         -
               Adjustable
               Ch$           1,262,738   Tab 180+2%          -           -             -           -               -         -
               Adjustable
               Ch$              48,630        6.90%     55,846        6.90%      138,128        6.90%        195,812      6.90%

Notes
payable,
long-term
  - Leasing    Adjustable
               Ch$             476,809        9.58%    344,728        8.69%    1,150,139        8.69%      2,828,804      8.69%
  - Leasing
    and p.
    note
    (supplier) US dollars    2,590,262        8.24%       -  -            -            -           -               -         -
  - Customs
    duties     Adjustable
               Ch$             330,216        6.00%         -            -             -           -               -         -
               Non-
               adjustable
               Ch$              63,855       12.00%         -            -             -           -               -         -
  - Supplier   US dollars      392,361           -      18,982           -             -           -               -         -
  - Other      US dollars      746,191   Libor 180+         -            -             -           -               -         -
                                              1.75%

Provisions
release
term           US dollars      542,768           -          -            -             -           -               -         -

Other
long-
term
liabilities    Non-
               adjustable
               Ch$           2,738,915           -   1,280,778           -       207,965           -         515,500         -
               US dollars      112,208           -           -           -             -           -              -          -
               ---------------------------------------------------------------------------------------------------------------

               Dolares       4,376,372                 134,481                    29,719                  1,666,633
               Adjustable
               Ch$          13,843,239                 400,574                 1,288,267                  3,024,616
               Non-
               adjustable
               Ch$           2,802,770               1,280,778                   207,965                    515,500
               Other
               currencies            -                       -                         -                          -


Long-term Liabilities
2002

    Item         Currency       1 to 3 periods           3 to 5 periods          5 to 10 periods          More than 10 periods
-------------   ------------- -------------------       ------------------    -------------------         --------------------
                                          Annual                   Annual                       Annual                  Annual
                                          average                  average                      average                 average
                               Amount     interest    Amount       interest     Amount          interest   Amount       interest
                               Th.Ch.$    rate        Th.Ch.$      rate         Th.Ch.$         rate       Th.Ch.$      rate
=================================================================================================================================


Due to banks   US dollars     9,849       9.26%      109,673      9.26%        27,658        9.26%        205,509      9.26%
and financial
Instituions,
long term


Notes
payable,
long-term
  - Leasing    Adjustable
               Ch$           1,410,877    8.72%      721,812       8.68%    2,430,375        8.68%      2,570,447      8.68%
  - Leasing
    and p.
    note
    (supplier) US dollars    4,130,453    9.00%            -          -             -           -               -         -
  - Customs
    duties     US dollars      323,523       -             -          -             -           -               -         -

  - Supplier   US dollars      694,441   Libor  180+       -          -             -           -               -         -
                                               1.75%
  - Other


Provisions
release
term           Non-
               adjustable
               Ch$           1,286,719        -            -          -             -           -               -         -
               US Dollars      325,576        -            -          -             -           -               -         -
Other
long-
term
liabilities    Non-
               adjustable
               Ch$           2,573,674        -     1,613,536         -       470,757           -          554,098          -
               US dollars      104,426        -             -         -             -           -                -          -
               --------------------------------------------------------------------------------------------------------------
               Adjustable
               Ch$           1,410,726                721,812               2,430,375                   2,570,447
               US dollars    5,588,268                109,673                  27,658                     205,509
               Non-
               adjustable
               Ch$           3,860,393              1,613,536                 470,757                     554,098


Note 26 - Sanctions

During the period ended March 31, 2003, the Parent Company and its subsidiary, its directors and managers were not subject to any sanction by the Superintendency of Securities and Insurance or any other administrative authorities.

Note 27 - Subsequent Events

On May 1, 2003 and as informed in the report of the Essential fact dated March 31 last, and according to the decision of discontinuing its operations in the United States market, Nacs Communications Inc., an affiliate of Texcom S.A. domiciled in the city of Miami, Florida, has proceeded to submit itself to the liquidation procedure regulated by Chapter VII of the legislation of said country.

Between March 31, 2003 and the date of issue of these financial statements, no other events of a financial nature or others have occurred, that may significantly the balances or interpretation of these financial statements.


Note 28 - Environment

For the nature of the industry, the Main Society and their branches are not affected by situations that could affect direct or indirectly to the protection of the environment and therefore they don't exist payments that are committed for these effects to future.


Note 29 - Deposits to term

The composition of this item to the closing of every period is the following one:


Bank or Institution financial         Country           2003             2002
                                                       Th.Ch.$          Th.Ch.$



Security Bank                         Chile          1,085,666            -
Santander Bank                        Chile          1,605,899            -
Bice Bank                             Chile          1,605,890            -
Citibank N.Y.                         U.S.A.           659,232      137,260
Bank of America NA                    U.S.A.             1,395      138,576
                                                   -----------     ------------

                  Total                              4,958,082      138,576


                      CHILESAT CORP S.A. AND SUBSIDIARIES
                                RELEVANT EVENTS

     The essential or relevant facts informed to the Securities and Insurance Commission of Chile, in the period comprised between January 1 and March 31, 2003, are the following:

     1. Through letter dated March 31, 2003, the Company informed the following:

     Motivated by the decision of focusing the investment of the resources on the development of the company's main operations and giving priority to the corporate services, the Board of Directors, at a meeting held on March 28, 2003, agreed to discontinue the operations carried out in the market of the United States through the affiliate NACS Communications Corporation (Texcom
USA), which has offices in the city of Miami, Florida.

     Texcom USA offers prepayment card services in the States of Florida, California, and New Jersey and 'Equal Access' services (international long distance) in the State of Florida.

     On its part, the negative evolution of the market in which Texcom USA operates has resulted in a significant increase of the investment plan foreseen for this operation as well as a reduction in the margins for the years 2003 and following, which is incompatible with the new priority scale of the essential projects for the Company's business and growth strategy.

                              [Chilisat Logo]

                     CHILESAT CORP S.A. AND SUBSIDIARIES
                          (FORMERLY TELEX CHILE S.A.)
         COMPARATIVE ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2003

I.   EXECUTIVE REPORT
     ----------------

     YEAR'S RESULTS
     --------------

     Chilesat Corp. S.A.
     -------------------
     Chilesat Corp S.A. is the parent company of Chilesat S.A. and of Texcom S.A., the latter dealing with the company's affairs overseas. Chilesat Corp's results for the first quarter of 2003 improved by 16% compared to the same period in 2002, when it reduced losses to 3,494 million pesos.

     It is worth mentioning that Chilesat S.A,. and its Subsidiaries (who provide long distance, value added services to people and companies and private networks to large corporations and firms), improved their net profits by 59% when compared with the first quarter of the previous year. This was despite operating in a market that is behaving negatively. As a matter of fact, long distance traffic went down; domestic long distance by 7.4% and international by 5%, between both quarters at a market level.

     Even so, the revenue coming from domestic long distance traffic went up by 4.5% during the period (178 million pesos) in spite of the fact that total traffic went down by 7%. In the case of international long distance traffic and in spite of the downward trend of the market as a whole, our traffic increased by 4.4% which was tied to a price reduction of 8.8% which came about due to market pressures. This all led to a reduction of 4.7% in revenue generated by this service. On the other hand, revenue from foreign operators for traffic ending in Chile rose practically threefold. Finally, the revenue generated by value added services grew 72% during the period and those coming from the hire of our transmission capacity went up by 28%. All in all, Chilesat S.A. and its Subsidiaries' revenue grew 20%; meaning by more than 1,800 million pesos.

     On the other hand, Chilesat Servicios Empresariales' revenue increased by 13%, in an early response to the new strategy defined by the Company: to offer private network services to large corporations and companies.

     This is how Chilesat Corp. S.A.'s consolidated trading revenue for the January-March 2003 period rose to 11,827 million pesos which compares favorably with the 10,421 million pesos for the same period during the previous year.

     As a counterweight to this positive trend of revenue, Chilesat S.A. and its Subsidiaries' trading costs went up as a result of higher charges for access associated with greater international incoming traffic and value added services as well as higher correspondents' expenses for greater international outgoing traffic. At the same time, overheads and sales expenses increased by $506 million, in part associated with the implementation of the Company's new business strategy which has strengthened and reinforced the commercial and technical teams in the subsidiary Servicios Empresariales. This has meant noticeable progress in the management and quality of the services offered to companies and corporations. On the other hand, Chilesat's commercial strategy has focused on positioning its long distance entry code 171, bringing it closer to people and companies as well as implementing a necessary change in corporate image, which is something that explains the increase in publicity expenses, responsible in part for the aforementioned increase in overheads and sales expenses.

     The foregoing has been the cause of Chilesat S.A.'s trading results improving by 6%. Despite this and as a result of the performance of the subsidiaries abroad, especially in the USA, Chilesat Corp's trading results reflect a drop of 974 million pesos compared to the one recorded in 2002 which was because Texcom USA posted higher losses close to 800 million pesos. As a matter of fact, the market in which Texcom USA operates has undergone a significant deterioration in its margins and this is the reason the subsidiary had to post a trading loss of over 1,070 million pesos accumulated up to March. As a result of the evolution of Texcom S.A., a decision was made to discontinue using its operations which, however, will not materially affect Chilesat Corp's trading results in the future.

     Chilesat Corp's consolidated non-trading results as of March 2003 improved by 1,588 million pesos (58%) compared to the same period in 2002.
This was due, mainly, to the financial restructuring the Company underwent during 2002, which led to a lighter financial burden and to better results with regard to exchange rate differences due to the capitalization of the financial debt.

     Chilesat S.A.
     -------------
     The subsidiary Chilesat S.A., during the first quarter of 2003 contributed 79% of all of the consolidated revenue from its holding company Chilesat Corp's, amounting to 9,307 million pesos.

     This subsidiary's revenue (furnished to the holding company) recorded an increase of 21% compared to the same period in 2002. This was due mainly to greater revenue obtained from more traffic with Telia, Telecom Argentina and AT&T. To the foregoing must be added the higher revenue on the Hire of Equipment, Value Added and Internet Services amounting to $430 million.

     Chilesat Servicios Empresariales S.A.
     -------------------------------------
     In 2003 Chilesat Servicios Empresariales furnished the holding company (Chilesat S.A.) with 1,454 million pesos which meant there was an increase of 13%, due to greater efficiency as a result of the reorganization this subsidiary underwent and which enabled it to close long term contracts with corporate customers who intensively use networks and long distance services. As a way in which to make the corporate segment more profitable, the portfolio of customers was purged, more personnel was added to sales to provide greater cover and the corporate market was segmented in order to afford more efficiency when it comes to giving customer service.

     Texcom S.A.
     -----------
     Foreign markets are reached through the holding company Texcom S.A. This subsidiary furnished the parent company with 971 million pesos, which meant a drop in revenue of 32% compared to March 2002. This drop was due mainly to less activity recorded by the its subsidiary Texcom USA. The negative evolution of the market in which Texcom USA operates influenced a significant increase in the investment plan forseen for the operation as well as a reduction in margins for 2003 and onwards. This is something that is incompatible with the new priorities of the basic projects for the Company's business strategy and growth. Consequently, Texcom USA decided to discontinue operations in the United States, and this is a situation that was reported in the essential facts on March 31, and May 2, 2003.

     CORPORATE INFORMATION
     ---------------------

     The Company's Strategic Plan
     ----------------------------
     The Company's Corporate Strategy is focused on increasing its market share of the corporate segment with the provision of advanced communication services in the Corporate, Large Company and Small and Medium-Sized Companies markets, providing high added value services for voice and data applications and the introduction of Local Phone services based on IP. Together with this, a part of its overall strategy is that of consolidating the Chilesat Group's share within the long distance and value added services segment of the market for people and companies. The implementation of this Corporate Strategy is based on a selective investment plan over the next few years.

     Holding Chilesat
     ----------------
     Chilesat Corp. S.A. is the parent company of the Chilesat holding whose subsidiaries are: Chilesat S.A., and Texcom S.A; the latter including the corporation's share in overseas companies.

     Subsidiary Companies
     --------------------
     Chilesat S.A. is a company that operates international and domestic long distance traffic, Internet and value added services (calling cards, chat, etc.), oriented mainly to the people segment.

     Its Multicarrier Services considerably improved with the heightened efficiency of its telesales platform and its own Call Center using cutting edge technology that is aimed at improving the productivity of telesales. Therefore it was able to increase more than twofold (107%) the number of fixed charge contracts it entered into during the first quarter of this year when compared to performance during the same period in 2002.

     Regarding value added products, it is worth mentioning that the company's present situation enables it to free up new prepaid products such as voice and Internet traffic and mobile collect calls. Among others, it has freed up for example the total ticket card that enables users to make calls of different types within a prepaid environment. The Internet card enables users to prepay navigation from any phone and the mobile control service allows call traffic to be controlled to mobile phones, thus making more efficient use of the minutes contracted.

     Chilesat Servicios Empresariales is a company that consolidates directly with Chilesat S.A., providing advanced services to customer companies, prominent among which are: a) Data Administration, which means providing services over high technology data networks, satellite services and dedicated access to Internet; b) Voice Connections, which include IP or Private phone services, value added services to companies and public phone services; and c) Advanced Services, by means of which Internet data center, hosting and monitoring services are provided.

     Throughout 2002 and 2003, equipment was purchased that was necessary for maintaining a rapid and efficient response to our customers and attending to the new demands of potential companies wishing to use Chilesat Servicios Empresariales' services.

     Throughout 2002 and 2003 work has continued on consolidating a top level area for companies capable of meeting the targets proposed and which has already entered into important contracts with strategic customers of the likes of: Scotiabank, the Investigative Police of Chile, Security Group, the
Chilean Navy (Directemar), Transbank, El Mercurio newspaper, etc. Specifically during the first quarter of 2003 the following business was formalized:
Sernam, Synapsis, Radio Carolina, Fepasa/Kdm and the Chilean Antarctic Institute (INACH).

     As a part of its Corporate Strategy, the SUBTEL (Regulatory Body) awarded the Public Phone Concession (December 2002) to the subsidiary Chilesat Servicios Empresariales. This new business line went into operation during the first quarter of this year and it will enable IP phone services to be offered to Chilesat Servicios Empresariales' customers.

     The Shareholders
     ----------------
     Worth mentioning is the fact that the company nowadays has new controllers, who are: GE Capital and the Investment Fund Southern Cross Latin America Private Equity Fund L.P., who hold altogether 89.96% of the ownership through the companies Redes Opticas S.A., Redes Opticas (Cayman) Corp as well as through other companies. In harmony with this, an internal restructuring process took place which overhauled the executive floor of the company, replacing it with a management team whose mission it is to develop the Strategic Plan for the new shareholders.

     Financing
     ---------
     During the first quarter of 2003 (February) the Banco Santander granted Chilesat Corp. S.A. a loan of US$ 15,000,000 which will be devoted to financing in part the Company's Investment Plan over the next few years. This loan accrues six-monthly interest due in February 2005.

II.  PROFIT AND LOSS STATEMENT
     -------------------------

     1) TRADING INCOME
     -----------------

     Chilesat Corp.'s consolidated trading results for the January-March 2003 period rose to 11,827 million pesos, which compares positively with the 10,421 million pesos for the same period in 2002. This represents an increase of 13.5%, fundamentally due to higher income from Correspondents as a result of more traffic with Telia, Telecom Argentina and AT&T. To the foregoing has to be added the improved management of the subsidiary Servicios Empresariales, as well as increased revenue from the hire of equipment and value added services. For 2003, the main contribution will come from the subsidiary Chilesat S.A. which furnishes 79% of all of the parent company's revenue.

     [Graphic: Accumulated Income as of March 2003 for Chilesat] [Pie Chart:
     Chilesat S.A. 78.69%, Serv.Emp. S.A. 12.29%, Chilesat Corp S.A. .08%, Texcom S.A. 8.21%, Telsys S.A. .73%, Net Chile S.A. 0.0%]

     DOMESTIC SUBSIDIARIES' OPERATIONS
     ---------------------------------

     THE MULTICARRIER
     This business line has kept a fairly steady share in its percentage in the long distance market. The revenue from this business accounts for 47% of the company's consolidated total. Throughout the period examined (Mar.2003-Mar.2002), the industry in general has slumped some 7.4% in ILD traffic and 5% in DLD traffic, which has led to 7% less traffic for the company in domestic long distance services. On the other hand, however, international long distance services grew by 4.4%. To this must be added a tariff drop for average ILD traffic of Chilesat of 8.7%, which was partially offset by an average increase in tariffs of 12.5% for DLD traffic.

     Average revenue per customer (contracted) for multicarrier services in the people segment dropped in March 2003. This was due chiefly to the strong competition there was in this market which brought pressure to bear on tariffs, forcing them down. The foregoing was offset by an increase in the customer database which has helped, without a doubt, to compensate for the downward trend of tariffs.

     [Graphic: Accumulated Income as of March 2003 in the Multicarrier business] [Pie Chart: DLD 75%, ILD 24%, Others 1%]

     [Graphic: Chilesat S.A.'s Average Multicarrier Tariff ($/min)] [Bar
     Chart: DLD (Mar. 2002) 39.9, DLD (Mar. 2003) 44.9; ILD (Mar. 2002) 211.6,
     ILD (Mar. 2003) 193.1]

     CORPORATE SERVICES
     ------------------
     Chilesat Servicios Empresariales S.A. with its offer of products for data, voice and image transmission in private and virtual networks offers solutions for leading companies and corporations in our country. The portfolio of customers as of March 2003 went down by 5% compared to 2002 as a result of the portfolio being purged in favor of more profitable customers and this meant there was an increase in the revenue for this latter business which reached 1,453 million pesos by March 2003 (furnished to the parent company Chilesat Corp.); a figure that compares favorably with the 1,286 million obtained for the same period in 2002 (furnished to the parent company Chilesat Corp.

     [Graphic: Servicios Empresariales] [Line Graph: relationship between customers and average income]

     OVERSEAS SUBSIDIARIES' OPERATIONS
     ---------------------------------
     Foreign markets are penetrated through the subsidiary Texcom S.A., and all efforts focus on Prepaid Cards, Long Distance and Internet traffic.

     Texcom S.A. provided 464 million pesos less in revenue to the parent company Chilesat Corp which was due basically to less activity recorded by its subsidiary Texcom USA.

     The negative trend of the market in which Texcom USA operates has significantly impacted the investment plan envisaged for this operation as well as the margins for 2003 and onwards, and this has become incompatible with the new priorities of the basic projects for the business structuring and growth of the company. Because of this situation,on March 28, 2003, Texcom USA agreed to discontinue its operations.

     Another of Texcom S.A.'s subsidiaries is Perusat which accounted for 29% of the parent company's total revenue. Income up to March 2003 amounted to 289 million pesos in comparison to the 311 million pesos for the same period in 2002; down by 7%.

     The products that were the most prominent as of March 2003 were:
International and Domestic Long Distance traffic, followed closely behind by Prepaid Cards.

     [Graphic: Origin of Persuat's Revenue as of March 2003] [Pie Chart: DLD 27%, ILD 36%, Others 3%, Prepaid Cards 22%, Incoming Traffic 11%]

     Summarizing, revenue coming from Chilesat Corp S.A.'s operations rose to 11,827 million pesos as of March 2003 which was equal to a 13.5% increase over the same period in 2002; mainly due to greater revenue from Correspondents due to higher volume of traffic with Telia, Telecom Argentina and AT&T, as well as greater income on value added services, the hire of equipment and corporate services. 92% of all revenue was generated by the Chilean subsidiaries and the rest (8%) by subsidiaries overseas.

     2) OPERATIONAL COSTS
     --------------------

     As of March 2003, total operational costs had increased by 20% (from 7,660 to 9,167 million pesos), chiefly due to higher correspondents' expenses and access charges associated with higher incoming and outgoing volume agreements with foreign correspondents.

     3) TRADING RESULTS
     ------------------

     As of March 31, 2003, trading results showed a drop of 974 million pesos compared with the figure for 2002. This was due both as a result of an increase in working costs (MM$ 1.507) as well as an increase in overheads and sales costs (MM$ 874) despite an increase of 1,407 million in trading revenue.

     Despite an improvement in revenue though and as a result of the performance of the subsidiaries abroad, especially in the USA, Chilesat Corp's trading results reflect a drop of 974 million pesos compared to the results recorded in 2002 which was because Texcom USA posted higher losses close to 800 million pesos. As a matter of fact, the market in which Texcom USA operates has undergone a significant deterioration in its margins and this is the reason the subsidiary had to post a trading loss of over 1,070 million pesos accumulated up to March. As a result of the evolution of Texcom S.A., a decision was made to discontinue its operations which, however, will not materially affect Chilesat Corp's trading results in the future.

     4) NON-TRADING RESULTS
     ----------------------

     Non-trading results as of March 2003 improved by 1,588 million pesos, which represented an increase of 58% when compared to the same period in 2002. This was due fundamentally to less financial expenses (MM$ 1,849), to better results in exchange differences (MM$ 416) and also because of an increase in other non-trading revenue (MM$ 99). All of the foregoing was the result of the financial restructuring the company underwent throughout 2002. This was partially offset by higher non-trading expenditure amounting to MM$ 786 corresponding to several different items, such as: extraordinary industrial compensation (MM$ 141), unprovisioned expenses from previous years (MM$ 187), research into new projects (MM$ 92) and sundry (MM$ 226), which includes items such as credit notes from previous years and losses on the sale of fixed assets.

     5) NET LOSSES
     -------------

     During the first quarter of 2003 the Company posted losses amounting to 3,494 million, 679 million less than in 2002, the year when losses rose to 4,173 million. This was basically because of a reduction in non-trading losses generated mainly by less financial expenses and better results from exchange rate differences as a result of capitalizing financial debts.

III. GENERAL CONSOLIDATED BALANCE SHEET
     ----------------------------------

     The main items from the assets and liabilities as of March 31 2003 and 2002, are as follows :

                                                     2003              2002
     ASSETS                                           M$                M$

     Current Assets                               18,342,317        14,453,400
     Net Fixed Assets                             70,756,465        78,181,629
     Sundry Assets                                 1,944,271           919,214
                                                  ----------        ----------
                           TOTAL ASSETS           91,043,053        93,554,243
                                                  ==========        ==========

     LIABILITIES

     Current Liabilities                          25,355,574       107,659,562
     Long Term Liabilities                        29,569,914        19,563,403
     Minority Interests                              132,103           208,087
     Shareholder Equity                           35,985,462       (33,876,809)
                                                  ----------       -----------
                           TOTAL LIABILITIES      91,043,053        93,554,243
                                                  ==========        ==========

     As of March 31, 2003, the Company's consolidated assets dwindled by M$ 2,511,190 compared to the same period in 2002. This variation was due to a reduction of M$ 7,425,164 in Fixed Assets which was partially offset by an increase in Current Assets amounting to M$ 3,388,917 and an increase in Sundry Assets amounting to M$ 1,025,057.

     The variance in current assets was due to an increase in term deposits (MM$ 4,820) and an increase in sundry assets (MM$ 1,635) as a result of purchase operations with a promise to resell. All of the foregoing was due to the larger resources the company was handling as a result of obtaining loans worth US$ 15 million which were granted by the Banco Santander. this was partially offset by a reduction in the item on bills and accounts receivable from related companies (MM$ 2,180) and negotiable securities MM$ 1,915).

     As of March 31, 2003, Fixed Assets went down by M$ 7,425,164 compared to the previous period as a result, mainly, of an increase in accumulated depreciation (MM$ 11,153), that was partially offset by an increase in the item on machinery and equipment (MM$ 3,657).

     The variance in Sundry Assets amounting to MM$ 1,025 was due to an increase in the item on long term bills and accounts receivable from related companies (MM$ 572) and from the item on less value of investments (MM$ 317).

     The reduction of Short Term Liabilities was the result, basically, of the capitalization of financial obligations that took place in April and May 2002 which came about as a result of the financial restructuring of the Company.

     The increase in Long Term Liabilities came about basically when the credit line for MMUS$ 15 and granted by the Banco Santander was obtained for implementing the investment plan associated with the new corporate strategy.

     The increase of M$ 69,862,271 in Shareholder Equity was due mainly to an increase in capital amounting to MM$ 82,915 as a result of the capitalization of the financial and cash loans that came about as a result of the financial restructuring of the Company during this year.

IV.  FINANCIAL INDICATORS

     The chief financial indicators and other important items relating to the financial statements as of March 31 2003 and 2002 are as follows :

                                                    2003              2002

     IV.1     Current Liquidity                     0.72             0.13
     IV.2     Acid Test Ratio                       0.72             0.13
     IV.3     Debt Service Ratio                    1.53            (3.76)
     IV.4     Proportion of Short Term Debt
              to Total Debt                        46.16%           84.62%
     IV.5     Proportion of Long Term Debt
              to Total Debt                        53.84%           15.38%
     IV.6     Total Assets                 M$ 91,043,053    M$ 93,554,243
     IV.7     Trading Income               M$ 11,827,460    M$ 10,420,565
     IV.8     Proportion of Trading Costs
              To Total Costs                       64.34%           64.55%
     IV.9     Proportion of Overheads
              and Sales Expenses
              to Total Expenses                    35.66%           35.45%
     IV.10    Financial Expenses cover             (6.25)           (0.78)
     IV.11    Trading Results              M$ (2,420,601)   M$ (1,446,273)
     IV.12    Financial Expenses           M$   (490,788)   M$ (2,339,664)
     IV.13    Non-trading results          M$ (1,135,402)   M$ (2,723,522)
     IV.14    R.A.I.I.D.A.I.E.             M$   (245,563)   M$  1,244,035
     IV.15    Results after taxes          M$ (3,494,068)   M$ (4,173,418)
     IV.16    EBITDA Chilesat Corp.
              (consolidated group)         M$    399,051    M$  1,627,893
              EBITDA Chilesat S.A.
              (only Chile)                 M$  1,709,795    M$  1,929,180


                  ANALYSIS OF IMPORTANT INDICATORS AND ITEMS

     IV.1     CURRENT LIQUIDITY                     0.72             0.13

        This indicator increased basically because of the capitalization of financial obligations as a result of the preventive judicial agreement that came about in April and May 2002.

     a) INCREASES AND DECREASES IN CURRENT ASSETS
        -----------------------------------------

        TRADE DEBTORS

        This item was due to an increase in the number of correspondents amounting to M$ 215,541.

        SUNDRY DEBTORS

        This item went down by M$ 186,635 due chiefly to less revenue entering the company amounting to M$ 297,361 which was partially offset by an increase of M$ 104,137 in upfront payments to suppliers.

        BILLS AND ACCOUNTS RECEIVABLE FROM RELATED COMPANIES

        The negative variance for this item and amounting to M$ 2,180,258 was due mainly to a reduction in accounts receivable from Colomsat (MM$ 932), Chilexpress (MM$ 864), Telecomunicaciones de Chile (MM$
        275) and from MICL (MM$ 109).

        OTHER CURRENT ASSETS

        The increase in this item amounting to M$ 1,025,057 was due mainly to an increase in long term accounts receivable from the related company called Colomsat S.A. and to an increase in the item less value of investments as a result of the related company Inversiones Proventus S.A. acquiring the company called Gestion Integral de Clientes S.A.

     b) INCREASES AND DECREASES IN CURRENT LIABILITIES
        ----------------------------------------------

        THE SHORT TERM PORTIONS OF LONG TERM LIABILITIES TO BANKS AND FINANCIAL INSTITUTIONS

        The decrease of M$ 82,303,988 was due mainly to renegotiating and capitalizing financial liabilities as a result of the financial restructuring.

     IV.2     ACID TEST RATIO                       0.72             0.13

        This indicator is the same as the one mentioned in previous point
        IV.1 because the Company and its subsidiaries do not hold any inventories.

     IV.3     DEBT SERVICE RATIO                    1.53            (3.76)

        The variance in the indicator compared to the previous period is due to the increase in capital that came about as a result of the capitalization of financial and cash loans amounting to a total of M$ 82,915,037.

     IV.4     PROPORTION OF SHORT TERM DEBT
              TO TOTAL DEBT                         46.16%          84.62%

        The breakdown of the items that explain the increase of this indicator are described in point IV.1.b.

     IV.5     PROPORTION OF LONG TERM DEBT
              TO TOTAL DEBT                         53.84%          15.38%

        Long Term Liabilities underwent an increase of M$ 10,006,511 which was due basically to the granting of the credit line for MMUS$ 15 obtained from the Banco de Santander which will be used to finance the company's investment plan.

     IV.6     TOTAL ASSETS                    M$ 91,043,053  M$ 93,554,243

        The decrease by M$ 2,511,190 as of March 31, 2003 compared to the same period in 2002 was explained in point III

     IV.7     TRADING INCOME                  M$ 11,827,460  M$ 10,420,565

        Trading income increased by M$ 1,406,895 compared to the previous period was due, mainly, to what was explained in point II.1.

     IV.8     PROPORTION OF TRADING COSTS
              TO TOTAL COSTS                        64.34%          64.55%

        There is a reduction in this indicator as a result of the fact that trading costs underwent less of an increase when compared to the increase in overheads and sales expenses, as explained in point II.2.

     IV.9     PROPORTION OF OVERHEADS AND SALES EXPENSES
              TO TOTAL EXPENSES                     35.66%          35.45%

        This indicator increased as a result of an increase in trading costs that happened to be less than the increase in Overheads and Sales Expenses, as explained in point II.2 and II.3.

     IV.10    FINANCIAL EXPENSES COVER              (6.25)          (0.78)

        The reduction of this indicator came about as a result of having less financial expenses due to the company's financial restructuring that envisaged the capitalization of the debt.

     IV.11    TRADING RESULTS               M$ (2,420,601)   M$ (1,446,273)

        The variance in trading results is explained in point II.3.

     IV.12    FINANCIAL EXPENSES            M$   (490,788)   M$ (2,339,664)

        The variance in financial expenses is explained in point II.4.

     IV.13    NON-TRADING RESULTS           M$ (1,135,402)   M$ (2,723,522)

        The reduction in the negative non-trading results was due, chiefly, to a reduction in financial expenses (MM$ 1,849) and better results generated by exchange rate differences (MM$ 416). This was partially offset by an increase in other non-trading expenditure (MM$ 786) as a result of industrial indemnities, research into new projects and foreign subsidiaries.

     IV.14    R.A.I.I.D.A.I.E.              M$   (245,563)   M$  1,244,035

        The reduction of this indicator was because there were less financial expenses as a result of the financial restructuring previously mentioned.

     IV.15    RESULTS AFTER TAXES           M$ (3,494,068)   M$ (4,173,418)

        The variance in this result was due mainly to what was described in point II.5.

     IV.16    EBITDA Chilesat Corp.(consolidated group)
                                            M$    399,051    M$  1,627,893

        This indicator is calculated as follows: Trading Result + Depreciation for the Period + Writing off of Intangibles. The variance in this result was due on the one hand to Texcom S.A. having less trading results and, on the other, to an increase of MM$ 874 in overheads and sales expenses caused mainly by an increase in personnel for the subsidiary Servicios Empresariales aimed at improving management and services provided to companies and firms in line with the Company's Strategic Plan. Publicity expenses also increased due a change in the group's corporate image and its sales plan.

        It is worth mentioning that Chilesat S.A.'s EBITDA for 2003 and which represents the group's business in Chile stood at $1.710 million, a figure that was affected by the negative furnishings of the companies overseas, mainly Texcom USA.

                                 PROFITABILITY

        PROFITABILITY OF SHAREHOLDER EQUITY

        Defined as the ratio between the result for the period and average shareholder equity and which is equal to -3.31.

        ASSET PROFITABILITY

        Defined as the ratio between the result for the period and average assets and corresponds to -0.04.

        PROFITABILITY OF OPERATIONAL ASSETS

        Defined as the ratio between trading results for the period and average operational assets and corresponds to -0.03. Current assets and fixed assets are considered as being operational assets.

        PROFITS PER SHARE

        Defined as the being the result for the period divided by the number of shares subscribed and paid for at the closure of the period, and corresponds to M$ -0.01.

        INDICATION OF THE MAIN DIFFERENCES BETWEEN THE MARKET OR FINANCIAL VALUE AND THE VALUE OF THE COMPANY'S ASSETS

        As of March 31 2003, the Company and its subsidiaries did not show any significant differences that should be highlighted.

     V. CASH FLOW
                                                            2003          2002
                                                             M$            M$

        Cash flow arising out of operational activities  (1,066,516)    597,522

        Cash flow arising out of financing activities    11,145,023      (1,004)

        Cash flow arising out of investment activities   (3,615,629) (1,373,955)


        A description of Cash Flow variances

        Cash flow arising out of the operation's activities: Resources generated by the operation's activities dwindled by M$ 1,664,038 when compared to the previous period due, fundamentally, to higher payments to suppliers and personnel amounting to MM$ 2,768,669 which was partially offset by an increase in collection from sales debtors (as a result of higher trading revenue) amounting to M$ 1,178,921.

        Cash flow arising out of financing activities:
        The increase of M$ 11,146,027 in resources arising out of financing activities was due mainly to the attainment of the credit line from the Banco Santander which will be used for implementing the company's investment plan.

        Cash flow arising out of investment activities:
        Resources arising out of investment activities increased by M$ 2,241,674 mainly because of an increase in the incorporation of fixed assets that were devoted to the company's normal operations as well as for undertaking the Company's Development Plan

     VI. MARKET RISK ANALYSIS
         --------------------

        Financial Risks
        ---------------

        The Company and its subsidiaries, as of March 31 2003, maintain a level of cover over rates of exchange because of the forward buying of US dollars up to April 30, 2003 in order to hedge against the majority of disbursements in that currency. In relation to the cover of interest rates, it is worth mentioning that the majority of the liabilities acquired by the Company are at fixed rates and 30.11% are kept at a floating rate (TAB and Libor).

        The imbalance that occurs between assets and liabilities is as follows:

        Assets in US dollars                        MUS$      7,624.38

        Liabilities in US dollars                   MUS$     30,132.17

        The make up in foreign currency of the trading results in percentages over each item is as follows:

        Trading income                                          26.22%

        Trading costs                                           43.55%

        Overheads and sales expenses                            17.65%

        Risk of Arrears in payments
        ---------------------------
        As regards the policy of cover regarding the risk of arrears in the payment of accounts receivable, we must state that a provision is made monthly and accounted for regarding these accounts. This is based on the historic behavior of the recovery of accounts receivable.

        The methodology used by the Company involves sufficiently long periods where the balances of customer accounts show a low expectation of being collected and this is something that ensures that the risk of any arrears of accounts receivable is covered by this policy of cover.

                              CHILESAT CORP S.A.

                                  SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                 CHILESAT CORP S.A.


                                 By:  /s/ Rodrigo Villa Mardel
                                    ---------------------------------------
                                      Name:   Rodrigo Villa Mardel
                                      Title:  Chief Financial Officer


Dated:  May 22, 2003